      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 29, 1996
                                                     REGISTRATION NO. 333-11713
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                            -----------------------------

                                   AMENDMENT NO. 1
                                         TO
                                      FORM SB-2
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            -----------------------------

                              YOUNG MINDS, INCORPORATED
                    (Name of small business issuer in its charter)

       CALIFORNIA                     7371                    33-0351148
       ----------                     ----                    ----------
(State of incorporation) (Primary Standard Industrial      (I.R.S. Employer
                           Classification Code Number)     Identification No.)

                           1906 ORANGE TREE LANE, SUITE 220
                                 REDLANDS, CA  92374
                                    (909) 335-5780
            (Address and telephone number of principal executive offices)

                           1906 ORANGE TREE LANE, SUITE 220
                                 REDLANDS, CA  92374
(Address of principal place of business or intended principal place of business)
                               DAVID H. COTE, PRESIDENT
                                  YOUNG MINDS, INCORPORATED
                           1906 ORANGE TREE LANE, SUITE 220
                                 REDLANDS, CA  92374
              (Name, address and telephone number of agent for service)

                                      COPIES TO:

    EDWARD T. SWANSON, ESQ.                      CHARLES SNOW, ESQ.
    Swanson & Meepos, LLP                        Snow Becker Krauss P.C.
    100 Wilshire Boulevard, Suite 200            605 Third Avenue
    Santa Monica, California 90401-1113          New York, New York 10158-0125
    Phone: (310) 576-4841                        Phone:(212) 687-3860
                     --------------------------------------------

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   / /

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                     --------------------------------------------


                              CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Title of each class of securities   Proposed maximum aggregate         Amount of registration fee
      to be registered                     offering price*
------------------------------------------------------------------------------------------------------
Common Stock (no par value)                 $ 16,445,000                         $ 5,671**
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


*Estimated for the purpose of calculating the registration fee in accordance with Rule 457(o).
**Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 29, 1996



                                1,150,000 Shares



[LOGO]

                           YOUNG MINDS, INCORPORATED

                                  COMMON STOCK
                               ------------------


    Of the 1,150,000 shares of Common Stock (the "Common Stock") offered hereby, 725,000 shares are being sold by Young Minds, Incorporated (the "Company") and 425,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that such a public market will develop or be sustained after the public offering. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. It is currently estimated that the initial public offering price per share of Common Stock will be between $11.00 and $13.00.


    The Company has applied for inclusion of the Common Stock for quotation on the Nasdaq National Market under the symbol "YMCD," subject to official notice of issuance.
                            ------------------------

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" (COMMENCING ON PAGE 6 HEREOF) AND "DILUTION."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                               PRICE        UNDERWRITING       PROCEEDS        PROCEEDS TO
                                TO            DISCOUNTS           TO             SELLING
                              PUBLIC       AND COMMISSIONS    COMPANY (1)     SHAREHOLDERS
Per Share...............         $                $                $                $
Total (2)...............         $                $                $                $

(1) Before deducting expenses payable by the Company estimated at $249,000.


(2) The Company has granted the Underwriters a 30-day option to purchase up to 172,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $        , $        and
    $        , respectively. See "Underwriting."

                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Sharpe Capital, Inc., New York, New York, on or about            , 1996.


                              SHARPE CAPITAL, INC.


                The date of this Prospectus is            , 1996

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form SB-2 under the Securities Act with respect to the Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed therewith. For further information about the Company and the securities offered by this Prospectus, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as a part of it. Statements contained in this Prospectus about the contents of any contract or any other documents are not necessarily complete, and in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.



     A copy of the registration statement may be inspected by anyone without charge and may be obtained at prescribed rates at the Commission at the Public Reference Section of the Commission, maintained by the Commission at its principal office located at 450 Fifth Street, N.W. Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite, 1400, Chicago, Illinois 60661. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.



     The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by its independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                                  PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                     THE COMPANY

    Young Minds, Incorporated (the "Company"), designs, develops, markets and sells a comprehensive line of software products, embedded controllers, and related services for creating, storing and accessing Compact Disc - Read Only Memory ("CD-ROM") discs on computer workstations and networks. The Company focuses on the development of state-of-the-art software bundled with advanced Compact Disc-Recordable drives ("CD-R") and read-only CD-ROM "jukeboxes" to facilitate the rapid transfer of high volumes of information in a variety of computing environments. The Company believes that it has achieved a strategic advantage by introducing sophisticated, platform neutral, industry compliant (ISO 9660) software solutions for the mass storage industry.



    The Company's strategy is to serve the markets for CD-ROM Jukeboxes and CD Recorders through its proprietary (but unpatented) software technology. The Company's products have been developed to operate on a broad range of widely used computer platforms. The Company believes that its platform neutrality is unique in the industry, enabling the Company to introduce new products quickly in contrast to most other companies which must develop a separate driver for each hardware-operating system combination.



    The Company was awarded the "Kodak Integration Excellence" Award (July 15, 1996), the Imaging Magazine "Product of the Year for 1995" Award (January
1996), and the PC Magazine "Editor's Choice" Award (May 17, 1994). In addition, the Company was named as one of the 500 fastest growing technology-based companies in the United States for 1996 (August 1996) and recognized as a member of the 1996 Southern California Technology Fast 50 (July 8, 1996). The Company believes that, based on its reputation for innovation, quality and product reliability, as reflected by certain of the awards it has received and by its role in helping to establish industry standards, the Company has emerged as a recognized leader in establishing the CD-R industry as well as introducing its CD-R technology to a wide range of hardware and operating system combinations. The Company participated with Sun Microsystems, Hewlett-Packard, and Digital Equipment Corporation to establish the Rock Ridge Protocols, now accepted as the industry standard. Based on these initiatives, the Company believes that it is well positioned to maintain a leadership role and to actively participate in the ongoing development of industry standards that will continue to impact the method of storage and retrieval of large volumes of information within this rapidly evolving market.



    To date the Company has released six product lines based on its proprietary technology. These product lines are set forth below, and the approximate percentage of the Company's net sales during the first nine months of calendar 1996 from each such line is indicated in parenthesis:



  CD STUDIO:       Networkable CD-Recordable solution for UNIX and Windows NT
                   (45%).

  MPS: High-volume CD-Recordable Mass Production System solution for enterprise-wide data archival and distribution (30%).

  ULTRACAPACITY:   Complete CD-ROM mass storage jukebox solutions (8%).

  SIMPLICD:        CD-Recordable software for Windows (5%).

  ULTRASTUDIO:     CD-ROM mass storage jukebox solutions with integrated CD-
                   Recording (1%).

  AUTOCDR:         CD-Recordable solution for Novell networks (1%).



    In addition, the Company is seeking to address the increased need for data security technology by incorporating certain third party encryption technology into the Company's existing products as well as by seeking to develop certain physical access security products.


    The Company was organized and incorporated in California in 1989. Its principal executive offices are located at 1906 Orange Tree Lane, Suite 220, Redlands, California 92374, and its telephone number is (909) 335-1350.

                                RISK FACTORS

    An investment in the Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                              THE OFFERING
Common Stock offered by the Company . . . . . . . . . . .  725,000 shares
Common Stock offered by the Selling Shareholders. . . . .  425,000 shares
Common Stock to be outstanding after the offering . . . .  3,999,441 shares (1)
Use of Proceeds . . . . . . . . . . . . . . . . . . . . .  To repay short-term indebtedness of approximately $2.8 million, with the remainder
                                                           to be used for research and development, capital
                                                           expenditures, marketing and working capital.
                                                           See "Use of Proceeds."
Proposed Nasdaq symbol. . . . . . . . . . . . . . . . . .  YMCD________________

---------------------

(1) Excludes (i) 2,114,002 shares of Common Stock issuable upon exercise of outstanding stock options and warrants at a weighted average exercise price of approximately $0.85 per share, (ii) 172,500 additional shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option, and (iii) 115,000 additional shares issuable upon exercise of warrants granted to the Underwriters. See "Underwriting."





                                 SUMMARY FINANCIAL AND OPERATING DATA
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        YEAR        THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                ENDED      ENDED SEPTEMBER 30,
                                      --------------------------------------------    JUNE 30,   ----------------------
                                       1992(1)      1993        1994      1995 (2)    1996 (2)    1995 (3)     1996(3)
                                      --------    --------    --------    --------    --------    --------    --------
                                                                                                       (unaudited)
STATEMENT OF OPERATIONS DATA:
Net sales. . . . . . . . . . . . .       $1,928      $4,656      $7,647     $7,052       $6,702      $1,626      $3,099
Gross profit . . . . . . . . . . .        1,130       2,705       4,631      3,777        3,569         831       1,849
Income (loss) from operations. . .         (721)     (1,040)      1,121        255         (133)        (61)        672
Net income (loss). . . . . . . . .         (811)     (1,853)        102       (699)        (760)       (322)        683
Net income (loss) per share. . . .       $(0.31)     $(0.59)      $0.02     $(0.16)      $(0.16)     $(0.07)      $0.12
Weighted average common
  stock outstanding. . . . . . . .    2,647,341   3,161,885   4,437,603  4,258,497    4,770,164   4,531,247   5,794,066
Actual common stock
  outstanding(4) . . . . . . . . .      847,850   1,899,899   1,905,230  3,095,230    3,303,374   2,795,230   3,274,441

                                                                         SEPTEMBER 30, 1996(3)
                                               DECEMBER      JUNE      -------------------------
BALANCE SHEET DATA:                            31, 1995    30, 1996    ACTUAL     AS ADJUSTED(5)
                                               --------    --------    ------     --------------
                                                                              (unaudited)
Working capital (deficiency) . . . . . . . .   $(3,526)    $(2,774)    $(2,163)        $3,299
Total assets . . . . . . . . . . . . . . . .     3,073       3,035       3,865          8,716
Short term debt. . . . . . . . . . . . . . .       721         265         290            158
Long term debt (less current portion). . . .     1,380       2,112       2,062            223
Total debt . . . . . . . . . . . . . . . . .     2,101       2,377       2,352            381
Total liabilities. . . . . . . . . . . . . .     5,488       5,493       5,660          3,191
Shareholders' equity (deficit) . . . . . . .    (2,415)     (2,459)     (1,795)         5,525

---------------------

(1) The summary financial and operating data presented above in respect to the fiscal year ended December 31, 1992 were derived from financial statements audited by other independent certified public accountants.

(2) During 1996, the Company changed its fiscal year end for financial reporting purposes to end June 30 from its former December 31 year end. Accordingly, the summary financial and operating data includes financial results for the fiscal year ended June 30, 1996 as well as the fiscal year ended December 31, 1995. Thus, the results of operations for the six months ended December 31, 1995 are included in both years. Net sales, gross profit, net loss, net loss per share, and weighted average common stock outstanding for the six month period ended December 31, 1995 were $3,648,412; $1,777,230; $(440,057);
$(0.10); and 4,542,247 shares, respectively.

(3) The summary financial and operating data presented above in respect to the three month periods ended September 30, 1995 and 1996 and selected data and balance sheet data are unaudited.

(4) Does not include the effect of any options or warrants or SAB 83 stock, and therefore represents only the actual outstanding stock at the end of the fiscal year.

(5) As adjusted to reflect the sale of 725,000 shares of Common Stock by the Company in connection with this offering and the application of the net proceeds therefrom, assuming an initial public offering price of $12 per share. See Use of Proceeds.

                               RISK FACTORS

    AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.


    PAST OPERATING LOSSES; ACCUMULATED DEFICIT. At September 30, 1996, the Company had a negative working capital of approximately $2.2 million and a shareholders' deficiency of approximately $1.8 million. The Company sustained net losses of $698,917 and $760,341 for the fiscal years ended December 31, 1995 and June 30, 1996, respectively while for the quarter ended September 30, 1996 the Company achieved net profit of $683,327. There can be no assurance that the Company will be able to maintain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, the related notes thereto and other financial information included herein.



    RISKS RELATING TO EVOLVING TECHNOLOGY AND MARKET. The data storage industry is characterized by evolving technology and industry standards. The Company's product offerings are sold in various configurations to meet the needs of the Company's customers. The Company is in the process of developing additional products and intends to introduce such new products during the next fiscal year, although no assurance can be given that the Company will be successful in developing any new products. The Company's success will depend, in part, on its ability to maintain and enhance its existing products and broaden its product offerings by developing and introducing new products that keep pace with the technological developments in a cost effective manner, respond to evolving customer preferences and requirements, and achieve market acceptance. Lack of market acceptance for the Company's existing or new products, or the Company's failure to achieve technological advantage over its competition while also remaining price competitive, would materially adversely affect the Company's results of operations and financial condition. There can be no assurance that the Company's products, even if successfully developed, will achieve timely market acceptance. Moreover, the introduction of products embodying new technology and the emergence of new industry standards could render the Company's existing products obsolete and unmarketable. See "Business."


    DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's future success will depend in large part on its proprietary technology. The Company relies principally upon copyright, trade secret, and contract law to protect its proprietary technology. There can be no assurance that such measures are adequate to protect the Company's proprietary technology. The Company has not applied for and does not currently hold any patents, but may apply for patent protection in the future.


    The status of United States patent protection in the software industry is not well defined and will evolve as the United States Patent and Trademark Office grants additional patents. Patents may be issued which relate to fundamental technologies incorporated in the Company's products. Since patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which, if issued as patents, would relate to the Company's products. In addition, because the Company has not applied for any patents, the

Company has never conducted a comprehensive patent search relating to the technology used in its products. Accordingly, there may be issued patents which relate to the Company's products. There can be no assurance that third parties will not assert infringement claims against the Company in the future or that such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to sell its products in the United States and abroad, and could result in an award of substantial damages. In the event of a claim of infringement, the Company and its customers may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all. Defense of any lawsuit or failure to obtain any such required license would have a material adverse effect on the Company's results and operations.


    DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend in large part on the continued service of many of its technical, marketing, sales and management personnel and on its ability to continue to attract, motivate, and retain highly qualified employees. The Company's employees may voluntarily terminate their employment with the Company at any time. Competition for such employees is intense, and the process of locating technical, marketing, sales, and management personnel with the combination of skills and attributes required to execute the Company's strategy is often lengthy. The Company believes that it will need to hire additional technical personnel in order to enhance its existing products and to develop new products. If the Company is unable to hire additional technical personnel, the development of new products and enhancements would likely be delayed. The loss of the services of these and other key personnel, particularly Messrs. Young, Cote, and Hornbeck, or the inability to attract new personnel, could have a material adverse effect upon the Company's results of operations and research and development efforts. The Company will consider obtaining key-man life insurance on certain of its key personnel, but no final decision has been made. See "Management."



    NO ASSURANCE OF FUTURE PROFITABILITY. The Company's ability to finance its operations and to maintain profitable operations will depend upon a variety of factors, including among others its ability to continually develop and market products that can be manufactured, distributed and sold on a profitable basis. Market acceptance of new products generally requires substantial time and effort. There can be no assurance that the Company's new products will achieve significant market acceptance, that the products will compete effectively against alternative storage media or that the Company will derive sufficient revenues to achieve and sustain profitability.


    COMPETITION.   The mass storage market in which the Company operates is
characterized by well established conventional storage methods. The principal elements of the competition in the Company's markets include product features and performance, price, quality and reliability, brand awareness, compatibility with open systems, and level of customer service. The Company is and will be competing with established companies which have greater financial, technical, manufacturing, marketing, and research and development resources, as well as greater product acceptance and experience. Accordingly, there is no assurance that the Company will be able to compete successfully.

    CD-R and CD-ROM mass storage devices, including systems sold by the Company, currently account for only a small portion of the overall market for mass data storage, distribution, and recording devices. If competition from well-established industry participants with competing or improved versions of existing technologies delays or reverses the adoption of CD-ROM mass storage devices or CD-R devices or if competitive products are perceived by customers to offer higher performance or to be more cost effective than the Company's products, the Company's results of operations would be materially adversely affected.

    The Company believes its use of a platform neutral architecture is an important competitive element. The Company also believes that the number of competitors offering similar platform neutrality will grow over the next several years. The Company anticipates that a significant force of such competition will be from existing competitors as well as new market entrants.
 Due to the potentially greater sales, marketing, product development and financial resources of the Company's competitors, the Company anticipates that the competition from these competitors will intensify in the future. In order to effectively compete against these competitors, the Company will need to grow and attain sufficient size to have the resources to develop new products in response to evolving technology and customer demands and to sell products through a broad distribution channel in competition with these other existing potential competitors. No assurance can be given that the Company will be able to grow sufficiently to enable it to compete effectively in this marketplace.


    The Company's competitors include Adaptec, Meridian Data, Smart Storage, and Elektroson. Adaptec sells CD-R devices for desktop computers in Windows and Windows 95 only, at a lower price than the Company's products; Meridian sells networked CD-R products for Novell and Windows NT only, at prices generally comparable to the Company's products; Smart Storage sells jukebox management software and resells CD-R software for the Unix and Novell markets, at a price slightly less than the Company's products; and Elektroson provides products for desktop Windows and Unix markets, at a lower price than the Company's products. Although the Company believes that it currently has a competitive advantage with respect to these competitors from a technological standpoint, including platform neutrality, there can be no assurance that the Company will be able to maintain its competitive advantage or that these existing competitors, or new competitors, will not develop competitive products utilizing platform neutrality and with favorable pricing.
Moreover, the Company currently has little or no proprietary barriers to entry that could keep a competitor from developing similar products and technology or selling competing products in the Company's markets.



    DILUTION. Purchasers in this offering will incur an immediate and substantial dilution of $11.10 per share in the net tangible book value of their shares, assuming that the initial offering price of the Common Stock is $12.00 per share and that the Underwriters' over-allotment option is not exercised.
The exercise of existing and/or future warrants and options may have an additional dilutive effect on the interests of the investors in this offering. See "Dilution."



    RISKS RELATING TO MANAGEMENT OF GROWTH. The Company expects to achieve significant growth in the near future. This growth will make significant demands on the Company's management, resources and operations. To manage its growth effectively, the Company intends to expand its operational, financial, sales and marketing systems and to hire and train new employees. There can be no assurance that the Company will be able to identify, hire, train and retain qualified individuals, and such failure could have a material adverse effect on the Company's results of operations and financial condition.


    In addition, the Company plans to increase its operating expenses following consummation of the offering contemplated hereby in order to increase its research and development, increase sales and marketing operations, develop new distribution channels and broaden its customer support capabilities. See "Use of Proceeds." There can be no assurance that such internal expansion will be successfully implemented, that the cost of such expansion will not exceed the revenues generated or that the Company's sales and marketing organization will be able to successfully compete against the sales and marketing organizations of the Company's current or potential competitors. If the Company is unable to effectively manage its internal expansion, the Company's results of operations and financial condition could be materially adversely affected. Moreover, the foregoing expenses will, by necessity, be incurred prior to any potential positive impact on revenues. If such expenses are not subsequently followed by sufficient increased revenues, the Company's operating result and financial condition could be materially adversely affected.

    POSSIBLE NEED FOR ADDITIONAL FUNDS. There can be no assurance that the Company will not require additional financing after completion of this offering to fund its future growth. Any additional required financing may not be available on satisfactory terms to the Company, if at all. Future equity financings may result in dilution to the holders of the Company's Common Stock. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Dilution."

    ARBITRARY DETERMINATION OF OFFERING PRICE. The offering price for the shares of Common Stock offered hereby has been arbitrarily determined by the Company and the Underwriters, and the price bears no relationship to the Company's assets, earnings, book value or other such criteria of value. See "Dilution" and "Business."

    RECENT PRIVATE SALE OF SECURITIES. Between December 1995 and March 1996, the Company sold 92 units, each unit consisting of one $20,000 note, 5,000 shares of Common Stock and 5,000 warrants (with an exercise price of $1 per share), for $25,000 per unit.


    CONTROL BY EXISTING MANAGEMENT. Following the offering, the present executive officers and directors of the Company and their affiliates will beneficially own approximately 40% of the Company's common stock (assuming the Underwriters' over-allotment option is not exercised). Accordingly, they may have the ability to determine the outcome of elections of the Company's directors and other matters presented to a vote of shareholders.



    THREATENED LITIGATION. The Company has been sued by Irving Ayash and his company. ANON, Inc. (collectively "Ayash") purportedly pursuant to two alleged contracts between Ayash and the Company under which Ayash promised, among other things, to procure financing for the Company in exchange for certain commissions and stock warrants. Ayash is seeking approximately $50,000 plus 100,000 warrants to pursue the Company's stock at 0.40 per share. The Company believes that Ayash's claims are completely without merit and intends to vigorously defend the suit. There can be no assurance, however, that the Company will prevail in the litigation.

    The Company has been advised by a former lender that the lender is entitled to a significant unspecified number of warrants to purchase Common Stock because the Company was late in repaying the loan, even though the loan document does not provide any such penalty in the event of late repayment.
See "Business - Litigation".


    POTENTIAL ISSUANCE OF PREFERRED STOCK. The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the preferences, limitations and relative rights of shares of Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company's shareholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The Board of Directors has no present intention to issue Preferred Stock. The potential issuance of Preferred Stock may delay or prevent a change in control of the Company, discourage bids for the Common Stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of the Common Stock.

    DIVIDENDS NOT LIKELY. There can be no assurance that the proposed operations of the Company will result in sufficient revenues to enable the Company to operate at profitable levels or to generate a positive cash flow. For the foreseeable future it is anticipated that any earnings which may be generated from operations of the Company will be used to finance the growth of the Company and that cash dividends will not be paid to shareholders.

    ABSENCE OF PUBLIC MARKET. Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop after the completion of this offering or, if developed, that it will be sustained. There can be no assurance that the market price of the Common Stock will not decline below the initial offering price. The securities of many emerging growth companies have experienced price and volume fluctuations which are, at times, unrelated or disproportionate to the operating
performance of such companies.   These conditions may have a material adverse
effect on the market price of the Common Stock.


    SHARES ELIGIBLE FOR FUTURE RESALE. Sales of the Company's Common Stock in the public market following this offering could adversely affect the market price of the Company's Common Stock. Of the 3,999,441 shares of Common Stock to be outstanding after the offering (assuming that the Underwriters' over-allotment option is not exercised), the 1,150,000 shares sold in this offering will be available for resale without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. In addition, approximately 1,813,441 shares will be eligible for immediate resale in the public market without restriction pursuant to Rule 144, after the expiration of the 90-day period after the date of this Prospectus. The executive officers and directors of the Company (who in the aggregate hold approximately 747,980 shares eligible for resale under Rule 144) have agreed, subject to certain exceptions, not to sell or otherwise dispose of any of their shares for a period of 18 months after the effective date of the Registration Statement. Sales of Common Stock in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Resale."

                                   USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 725,000 shares of Common Stock offered by the Company hereby are estimated to be $7,320,000 ($9,120,900 if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $12 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The Company will receive none of the proceeds from the sale of the shares being offered hereunder by the Selling Shareholders.



    The primary purposes of this offering are to create a public market for the Company's Common Stock, to facilitate future access to public markets and to obtain additional equity capital. The Company estimates that it will use approximately $2,800,000 of the net proceeds for the repayment of outstanding indebtedness, including approximately $1,900,000 in principal and accrued interest on certain notes due in December 1997, and the balance for miscellaneous short-term obligations. In addition, the Company presently intends to use approximately $1,500,000 for research and development, $2,000,000 for marketing, $700,000 for capital expenditures, and the balance for general working capital. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company, however, has no present plans, agreements or commitments and is not currently in any negotiations with respect to any such acquisition.


     The Company has not determined the exact amounts it plans to expend on each of such uses or the timing of such expenditures. The amounts actually expended for each such use, if any, are at the discretion of the Company and may vary depending upon a number of factors, including future revenue growth, the amount of cash generated by the Company's operations, and changing competitive conditions. Pending their use as set forth above, the net proceeds of this offering will be invested in U.S. government securities and other short-term investment grade, interest-bearing securities.


                                   DIVIDEND POLICY

    The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results and current and anticipated cash needs.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1996 and as adjusted to give effect to the sale of 725,000 shares of Common Stock by the Company and the application of the net proceeds as described in "Use of Proceeds." The financial data in the following table should be read in conjunction with the Company's Financial Statements and notes thereto and other financial information contained elsewhere in this Prospectus.


                                                                         Historical      As Adjusted (1) (2)
                                                                         ----------      -------------------
          Short term debt:
             Notes payable, current portion. . . . . . . . . . . . .      $272,500            $140,000
             Current portion of capital lease obligations (3). . . .        17,658              17,658
                                                                       -----------          ----------
                Total short-term debt. . . . . . . . . . . . . . . .       290,158             157,658

          Long-term debt
             Notes payable, less current portion . . . . . . . . . .     1,863,000             223,000
             Notes payable to related parties,
                less current portion . . . . . . . . . . . . . . . .       198,609                   0
                                                                       -----------          ----------
                Total long-term debt . . . . . . . . . . . . . . . .     2,061,609             223,000

          Shareholders' equity (deficiency)
             Preferred Stock, no par value, 5,000,000 shares
                authorized, none of which are issued and
                outstanding
             Common Stock, no par value,
                15,000,000 shares authorized, 3,274,441
                shares (historical) and 3,999,441 shares
                (as adjusted) issued and outstanding (4). . . . .        1,944,140           9,264,140
             Additional paid-in capital. . . . . . . . . . . . . . .       291,855             291,855
             Shareholders notes receivable . . . . . . . . . . . . .      (406,620)           (406,620)
             Accumulated deficit . . . . . . . . . . . . . . . . . .    (3,624,041)         (3,624,041)
                                                                       -----------          ----------
                Total shareholders' equity (deficiency). . . . . . .   $(1,794,666)         $5,525,334
                                                                       -----------          ----------
                   Total capitalization. . . . . . . . . . . . . . .   $   557,101          $5,905,992
                                                                       -----------          ----------
                                                                       -----------          ----------

_____________________________


(1) Does not reflect the issuance of up to 172,500 additional shares subject to the Underwriters' overallotment option or the proceeds of the sale thereof.

(2) As adjusted to give effect to the receipt of net proceeds from the sale by the Company of 725,000 shares of Common Stock pursuant to this offering, after deducting underwriting discounts and estimated expenses payable by the Company, and the application of the estimated net proceeds therefrom. See "Use of Proceeds." An initial offering price of $12.00 per share is assumed.

(3) See Note 8 to Financial Statements for additional information concerning capital lease obligations.

(4) Excludes (i) 2,114,002 shares of Common Stock issuable upon exercise of options or warrants outstanding at September 30, 1996, and (ii) 115,000 shares of Common Stock reserved for issuance upon the exercise of the Underwriters' warrants. See "Underwriting."

 DILUTION

    The net tangible book value (deficit) of the Company at September 30, 1996 was $(3,729,495), or $(1.14) per share. The net tangible deficit comprises shareholders' deficiency of $(1,894,666), less software development costs of $1,784,829 and deferred loan costs of $150,000. After giving effect to the sale of 725,000 shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses) and application of the net proceeds therefrom as set forth in "Use of Proceeds," and assuming an initial offering price of $12.00 per share, the net tangible book value of the Company at September 30, 1996 would have been $3,590,505, or $0.90 per share, representing an immediate increase in the net tangible book value of $2.04 per share to existing shareholders and an immediate dilution of $11.10 per share to new investors purchasing shares in this offering. The following table illustrates the resulting per share dilution with respect to the shares of common Stock offered hereby:


Assumed initial public offering price per share-------------             $12.00

Net tangible book value per share at June 30, 1996---------- $(1.14)

    Increase per share attributable to new  investors-------   2.04
                                                             ------
Net tangible book value per share after the offering--------               0.90
                                                                          -----
Dilution per share to new investors-------------------------             $11.10
                                                                         ======


    The table below summarizes the difference, at September 30, 1996, between the existing shareholders and the new investors with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid (before deducting underwriting discounts and commissions and estimated offering expense payable by the Company), assuming an initial public offering price of $12 per share:



                             Shares Purchased        Total Consideration    Average Price
                             ----------------        -------------------     Per Share(1)
                                                                            -------------
                             Number      Percent     Amount      Percent
                             ------      -------     ------      -------
Existing shareholders(1)    3,274,441     81.9%   $  1,944,140     18.3%       $  0.59
New investors                 725,000     18.1%      8,700,000     81.7%         12.00
                            ---------     -----     ----------    ------
Total                       3,999,441    100.0%   $ 10,644,140    100.0%


-----------------------

(1) The sale by the Selling Shareholders in this offering will cause the number of shares held by existing shareholders to be reduced to 2,849,441 shares, or 71% of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares held by new investors to 1,150,000 shares, or 29% of the total number of shares of Common Stock to be outstanding after this offering. See "Principal and Selling Shareholders."




The foregoing tables assume no exercise of any outstanding stock options or warrants or the Underwriters' over-allotment option. As of September 30, 1996, there were outstanding options and warrants to purchase 2,114,002 shares of Common Stock at a weighted average exercise price of approximately $0.85 per share. See "Underwriting" for information concerning the Underwriters'
over-allotment option.   To the extent that the outstanding options, warrants
or any options granted in the future are exercised, there will be further dilution to new investors.

                               SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere herein. The financial statement data as of and for the fiscal years ended December 31, 1994 and 1995 and June 30, 1996 are derived from the audited Financial Statements included elsewhere in this Prospectus and should be read in conjunction with those Financial Statements and the Notes thereto. The statement of operations data with respect to the fiscal year ended December 31, 1993 are derived from audited financial statements not included in this Prospectus. The statement of operations data with respect to the fiscal year ended December 31, 1992 are derived from audited financial statements not included in this Prospectus which were audited by other independent certified public accountants. The financial data as of September 30, 1996 and for the three month periods ended September, 1995 and 1996 are derived from unaudited financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ending June 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                  YEAR
                                                                                                  ENDED        THREE MONTHS
                                                            YEAR ENDED  DECEMBER 31,             JUNE 30,   ENDED SEPTEMBER 30,
                                                 --------------------------------------------   ----------  -------------------
                                                                                                                 (UNAUDITED)
                                                  1992        1993        1994      1995(1)     1996(1)       1995        1996
                                                  ----        ----        ----      ------      ------        ----        ----
STATEMENT OF OPERATIONS DATA:
Net sales. . . . . . . . . . . . . . .          $1,928      $4,656      $7,647      $7,052      $6,702      $1,626      $3,099
Cost of goods. . . . . . . . . . . . .             798       1,951       3,016       3,275       3,133         795       1,250
                                                ------      ------      ------      ------      ------      ------      ------
  Gross profit . . . . . . . . . . . .           1,130       2,705       4,631       3,777       3,569         831       1,849
                                                ------      ------      ------      ------      ------      ------      ------
Operating costs and expenses
  Research and development . . . . . .             181         597         437         365         403          88         132
  Selling, general and administrative.           1,670       3,148       3,073       3,157       3,299         804       1,045
                                                ------      ------      ------      ------      ------      ------      ------
     Total operating expense . . . . .           1,851       3,745       3,510       3,522       3,702         892       1,177
                                                ------      ------      ------      ------      ------      ------      ------
Income (loss) from operations. . . . .            (721)     (1,040)      1,121         255        (133)        (61)        672
Other income (expense) . . . . . . . .              17        (654)       (409)       (207)         81         (54)        (85)
Interest expense . . . . . . . . . . .            (107)       (158)       (610)       (747)       (808)       (207)       (174)
                                                ------      ------      ------      ------      ------      ------      ------
Income (loss) before income taxes. . .            (811)     (1,852)        102        (699)       (860)       (322)        583
Income tax benefit . . . . . . . . . .               0           1           0           0         100           0         100
                                                ------      ------      ------      ------      ------      ------      ------
Net income (loss). . . . . . . . . . .            (811)     (1,853)        102        (699)       (760)       (322)        683
                                                ------      ------      ------      ------      ------      ------      ------
                                                ------      ------      ------      ------      ------      ------      ------
Net income (loss) per share. . . . . .          $(0.31)     $(0.59)      $0.02      $(0.16)     $(0.16)     $(0.07)      $0.12
Weighted average common stock
   outstanding . . . . . . . . . . . .       2,647,341   3,161,885   4,437,603   4,258,497   4,770,164   4,531,247   5,794,066
Actual common stock outstanding(2) . .         847,850   1,899,899   1,905,230   3,095,230   3,303,374   2,795,230   3,274,441

                                                               AT DECEMBER 31,                               AT SEPTEMBER 30, 1996
                                                ---------------------------------------------    AT JUNE    -----------------------
BALANCE SHEET DATA:                                1992       1993        1994        1995       30, 1996    ACTUAL   AS ADJUSTED(3)
                                                   ----       ----        ----        ----      ----------  --------  -----------
                                                                                                                (UNAUDITED)
Working capital (deficiency) . . . . .         $(1,374)    $(3,039)    $(3,670)    $(3,526)    $(2,774)    $(2,163)     $3,299
Total assets . . . . . . . . . . . . .           1,059       1,431       2,809       3,073       3,035       3,865       8,716
Short term debt. . . . . . . . . . . .             713         866       1,163         921         265         290         158
Long term debt (less current portion).              93          47          31       1,380       2,112       2,062         223
Total debt . . . . . . . . . . . . . .             806         913       1,194       2,101       2,377       2,352         381
Total liabilities. . . . . . . . . . .           1,846       3,500       4,757       5,488       5,493       5,660       3,191
Shareholders' equity (deficit) . . . .            (786)     (2,069)     (1,949)     (2,415)     (2,459)     (1,795)      5,525


(1) During 1996, the Company changed its fiscal year end for financial reporting purposes to end June 30 from its former December 31 year end. Accordingly, the summary financial and operating data includes financial results for the fiscal year ended June 30, 1996 as well as the fiscal year ended December 31, 1995. Thus, the results of operations for the six months ended December 31, 1995 are included in both years. Net sales, gross profit, net loss, net loss per shares, and weighted average common stock outstanding for the six month period ended December 31, 1995 were $3,648,412; $1,777,230; $(440,057); $(0.10); and
4,542,247 shares, respectively.

(2) Does not include the effect of any options or warrants or SAB 83 stock, and therefore represents only the actual outstanding stock at the end of the fiscal year.

(3) As adjusted to reflect the sale of 725,000 shares of Common Stock by the Company in connection with this offering and the application of the net proceeds therefrom, assuming an initial public offering price of $12 per share. See "Use of Proceeds."

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                         CONDITION AND RESULTS OF OPERATIONS

    The following is a discussion and analysis of the financial condition and results of operations of the Company for the fiscal years ended December 31, 1994 and 1995 and June 30, 1996 and for the three month periods ended September 30, 1995 and 1996. The following should be read in connection with the financial statements and related notes appearing elsewhere herein. Certain statements set forth herein are forward-looking and involve risks and uncertainties. For information regarding potential factors that could have a material adverse effect on the Company's business, operating results and financial condition, refer to the "Risk Factors" section.

GENERAL OVERVIEW

    The Company was formed in 1989 to exploit the juncture between the CD-ROM industry, which was experiencing substantial revenue growth, and the development of server technology, based at that time on the UNIX operating system. The Company developed a core technology wrapped around CD technology, with the focus being on high end, highly reliable solutions for CD access and CD recording. In 1993, the Company completed development of CD Studio, which not only achieved significant sales for the Company but also received critical acclaim. The Company has developed five additional products based on its core technology, and has been the recipient of several awards in recent years.

    Since its inception, the Company has suffered from chronic undercapitalization. Although revenues increased dramatically each year from 1989 through 1994, increasing from approximately $39,000 in 1989 to over $7 million in 1994, the Company incurred losses in every year other than 1994 due primarily to the substantial costs of developing products, the small size of the Company relative to such costs, the costs related to discontinuing its publishing operations, and the significant cost of borrowing money. The Company has attempted to address its undercapitalization by borrowing money from various related and unrelated third parties, which has had a substantial adverse effect on its profitability. Interest expense represented 8.0%, 10.6% and 12.1% of net sales for the years ended December 31, 1994, December 31, 1995 and June 30, 1996, respectively, and 12.7% and 5.6% of net sales for the three month periods ended September 30, 1995 and 1996, respectively. Such interest expense exceeded the Company's losses for each of the years ended December 31, 1995 and June 30, 1996. A significant amount of this interest expense has arisen as a result of the Company's factoring agreement. The weighted average annual interest rates from the Company's factoring activities were 59%, 38% and 43% for the years ended December 31, 1994, December 31, 1995 and June 30, 1996, and 56% and 68% for the quarters ended September 30, 1995 and 1996. Upon successful completion of this offering, it is management's intention to replace this factoring agreement with a line of credit containing more favorable borrowing terms, which would significantly reduce the Company's interest expense in future periods.

    Despite earning a modest profit in 1994, the Company incurred a substantial loss during 1995, due in part to the departure in early 1995 of the Vice President of Sales and approximately 50% of the sales force. The former Vice President and three other former employees of the Company formed a business which unsuccessfully attempted to compete with the Company. The Company's business was substantially disrupted as a result. This disruption was exacerbated by the lack of capital available to the Company at that time. As a result of this lack of equity funding, the Company was forced to seek working capital through an arrangement with a factor.

    In early 1996, management began a substantial realignment and reorganization of the Company, providing new focus on the expansion of sales and marketing and the addition of a Vice President for research and development.
The results of such realignment and reorganization have begun to take effect during the first quarter of fiscal 1997. No assurance can be given, however, as to the amount of any net income, or, if net income is realized, whether profitability can be sustained.

    As a result of the operating losses incurred through September 30, 1996 in connection with the development of the Company and its current product achievements, the Company has federal net operating loss carryforwards of approximately $2,975,000 as of September 30, 1996, which can be utilized to offset future income. The net operating loss carryforwards expire at various dates through 2011.

    The CD-Recordable industry is in a rapid growth phase and there are supply shortages from time to time, due to the inability of component vendors to provide components as quickly as requested (generally, any delay would be less than one month). Rapid pricing changes and shortages of third party hardware have slowed down Company shipments to customers. The Company believes that CD-Recordable and Jukebox hardware are increasingly becoming commodity items and that it will be extremely difficult to continue to create a significant competitive advantage by reselling these items. Moreover, Company sales may be affected by the economic conditions in the small computer industry which may suffer from cyclical depressed business conditions.

    The Company, through numerous Value Added Resellers ("VARs"), sells, and anticipates that it will continue to sell, a significant amount of products to the Federal Government and its agencies. The following table sets forth information related to the Company's net sales to the Federal Government and its agencies during the periods indicated:

                                (DOLLARS IN THOUSANDS)

                                                 YEARS ENDED      YEAR ENDED   THREE MONTHS ENDED
                                                 DECEMBER 31,       JUNE 30,        SEPTEMBER 30,
                                            -------------------                 ------------------
                                            1994        1995        1996         1995      1996
                                           ------      ------      ------       ------    ------
Net sales to the Federal Government
     and its agencies . . . . . . . .      $2,175      $2,055      $1,635        $888      $1,601
Number of Federal Government
     agencies serviced. . . . . . . .          51          51          57          23          16
Number of VARs making such sales               15          37          25          14          12



RESULTS OF OPERATIONS

    The following table sets forth certain statement of operations data as a percentage of net sales for the periods indicated:

                                                YEARS ENDED        YEAR ENDED    THREE MONTHS ENDED
                                                DECEMBER 31,         JUNE 30,       SEPTEMBER 30,
                                             ------------------    ----------    ------------------
                                             1994        1995        1996        1995        1996
                                             ----        ----        ----        ----        ----
    Net Sales                               100.0%      100.0%      100.0%      100.0%      100.0%
    Cost of sales                            39.4%       46.4%       46.8%       48.9%       40.3%
                                             ----        ----        ----        ----        ----
    Gross profit                             60.6%       53.6%       53.2%       51.1%       59.7%
    Research and development                  5.7%        5.2%        6.0%        5.4%        4.3%
    Selling, general and administrative      40.2%       44.8%       49.2%       49.4%       33.7%
                                             ----        ----        ----        ----        ----
    Income (loss) from operations            14.7%        3.6%       (2.0)%      (3.8)%      21.7%
    Interest                                 (8.0)%     (10.6)%     (12.1)%     (12.7)%      (5.6)%
    Other income (expense)                   (5.4)%      (2.9)%       1.3%       (3.3)%       2.7%
                                             ----        ----        ----        ----        ----
    Income (loss) before income taxes         1.3%       (9.9)%     (12.8)%     (19.8)%      18.8%
    Taxes benefit/(tax)                       0.0%        0.0%        1.5%        0.0%        3.2%
                                             ----        ----        ----        ----        ----
    Net income (loss)                         1.3%       (9.9)%     (11.3)%     (19.8)%      22.0%
                                             ----        ----        ----        ----        ----
                                             ----        ----        ----        ----        ----


    During 1996, the Company changed its fiscal year for financial reporting purposes to end June 30 from its former December 31 year end. Thus, this Prospectus includes financial results for the fiscal year ended June 30, 1996 as well as the fiscal year ended December 31, 1995. Accordingly, the results of operations for the six month period ended December 31, 1995 are included in both years.

    The following table sets forth unaudited operating data for each of the specified quarters for the years ended December 31, 1995 and June 30, 1996, and for the quarter ended September 30, 1996. This quarterly information has been prepared on the same basis as the annual financial statements and, in the opinion of management, contains all normal recurring adjustments necessary to state fairly the information set forth herein. The unaudited quarterly financial data presented below has not been subject to a review by BDO Seidman, LLP, the Company's independent public accountants. The operating results for any quarter are not necessarily indicative of results for any future period. See the Financial Statements, the related notes thereto and other financial information included herein.

                                                                        Three Months Ended
                                        ----------------------------------------------------------------------------------
                                         March        June      September   December      March       June      September
                                        31, 1995    30, 1995    30, 1995    31, 1995    31, 1996    30, 1996    30, 1996
                                        --------    --------    --------    --------    --------    --------    --------
    Net Sales                          $1,453,586  $2,194,826  $1,625,971  $1,777,171  $2,125,060  $1,174,035  $3,099,531
    Gross Profit                          778,678   1,221,255     830,853     946,378   1,140,043     651,445   1,849,436
    Net income (before taxes)            (271,767)     12,281    (321,952)   (117,479)    235,375    (656,285)    583,327

    The table of quarterly condensed operating activity shown above, due to the Company's relatively constant overhead structure, is principally fluctuating due to fluctuations in the Company's gross margin percentage and net sales. The fluctuations in the quarterly gross margin percentage are due to the differences in the Company's sales mix by quarter. Net sales for the quarters from January 1995 through March 1996 remained in a range of approximately $1.5 million to $2.2 million and were affected by the following: the Company's continuous restructuring of its sales force which occurred during 1995 and 1996, the Federal budget crisis and military operations in Bosnia, which essentially halted government order during late 1995 and early 1996, and the quarterly ordering variances of the Company's customers. During the quarter ended June 30, 1996, the Company completed its sales force restructuring, which, due to the shifting of resources to this effort during the quarter, caused sales to significantly decrease during this quarter. The effects of this restructuring, as well as a significant increase in sales to the Federal Government and its agencies through the Company's value added resellers, caused the significant increase in sales during the quarter ended September 30, 1996.

COMPARISON OF THE THREE MONTHS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1995

    NET SALES

    Net sales for the quarter ended September 30, 1996 were $3,099,531, an increase over the corresponding quarter one year prior of $1,473,598, or 90.6%. Sales by type for the three months ended September 30, 1995 and 1996 are as follows:

                               THREE MONTHS ENDED SEPTEMBER 30
                               -------------------------------
                                     1995           1996
                                     ----           ----
         Net Sales:
         System sales             $1,355,149     $2,882,609
         Service revenue             270,882        216,922
                                  ----------     ----------
         Total                    $1,625,971     $3,099,531
                                  ----------     ----------


    The increase in system sales was due to an increase in unit sales of approximately 250%, which was partially offset by a decrease in the weighted average unit sales price of approximately 30%. This increase in sales volume was due, in order of magnitude to the Company's ongoing increased investment in its sales department, an increase in sales to the Federal Government and its agencies of approximately $713,000, and an increase in demand for the Company's products caused by a significant reduction in the list price of the Company's CD Studio product. Service revenue for the three months ended September 30, 1996 decreased slightly when compared to the same period in 1995 due to decreases in the Company's service contract list price.

    GROSS PROFIT

    The overall gross profit percentage increased to 59.7% during the three months ended September 30, 1996, from 51.1% during the three months ended September 30, 1995. Gross profit percentages by revenue stream for the three months ended September 30, 1995 and 1996 are as follows:

                               THREE MONTHS ENDED SEPTEMBER 30
                               -------------------------------
                                  1995           1996
                                  ----           ----
         Gross Profit:
           System sales           43.3%          57.1%
           Service revenue        90.1%          93.8%

    The significant increase in system sales gross profit is principally due to (i) decreases in the average cost of third party supplied hardware of approximately 69% and (ii) a shift in the company's product mix, away from selling low margin, third party supplied hardware to selling a higher percentage of the Company's high margin, internally developed products. The Company anticipates that it will continue to focus on improving its margins in this manner in the future. The increase in the service revenue gross profit percentage was primarily due to the continuously decreasing costs of repairing units under service contracts.

    RESEARCH AND DEVELOPMENT EXPENSE

    Research and development expense consists of salaries and related expenses incurred in the development and maintenance of the Company's products, less amounts capitalized related to the development of new products after technological feasibility has been reached. The Company devotes a substantial share of its engineering resources towards software development. The Company capitalizes its new software development and amortizes these costs over a five year life. Research and development expenses increased by $43,713, or 49%, to $132,160 for the three months ended September 30, 1996 from $88,447 for the three months ended September 30, 1995. In addition, the Company capitalized software development costs of $198,305 and $162,091 during the three months ended September 30, 1996 and 1995. As such, total research and development expenditures were $330,465 and $250,538 for the three months ended September 30, 1996 and 1995. The capitalization rate of research and development expenditures was relatively constant, 70% and 68%, for the three months ended September 30, 1996 and 1995, respectively. This high level of capitalization is due to the Company continuing to augment its product line during these quarters. Research and development expenditures and expenses decreased as a percentage of net sales, from 15% and 5% for the three months ended September 30, 1995, to 11% and 4% for the three months ended September 30, 1996. This decrease is primarily the result of the lag time that exists in planning and implementing new product research and development programs and a significant increase in the Company's net sales.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    Selling, general and administrative expense increased by $241,647, or 30%, from $803,538 for the three months ended September 30, 1995 to $1,045,185 for the three months ended September 30, 1996. The following table breaks down the changes in selling versus general and administrative expense:

                                          Three Months Ended    Increase
                                              September 30,     (Decrease)
                                        ----------------------  ----------
                                             1995        1996
                                             ----        ----
    Selling . . . . . . . . . . .      $  296,707  $  603,273  $  306,566
    General & Administrative. . .         506,831     441,912     (64,919)
                                       ----------  ----------  -----------
    Total selling, general and
       administrative. . . . . . .     $  803,538  $1,045,185  $  241,647

    General and administrative expense decreased year-to-year by over 13%, which was primarily caused by a decrease in professional fees of approximately $49,000. In addition, general and administrative expense decreased as a percentage of net sales, from 31% to 14% due to the Company not altering its overhead structure based on the favorable results of one quarter.

    Selling expense increased by over $300,000, which was comprised of increases in salaries of $70,000; sales commissions of $152,000; advertising expense of $41,000; and trade show expenses of $34,000. These increases are due to the Company allocating additional resources to its sales department, which was the principal force driving the increase in net sales during the three months ended September 30, 1996 as compared to the three months ended September 30, 1995. Selling expense as a percentage of net sales increased slightly to 20% from 18%. This increase is due to the factors discussed above.

    INTEREST EXPENSE

    Interest expense for the quarter ended September 30, 1996 was $173,978, compared to $206,661 for the quarter ended September 30, 1995. The decrease in interest expense of $32,683, or 16%, is primarily due to a decrease in the weighted average outstanding advances from the Company's factor during the quarter ended September 30, 1996 versus the quarter ended September 30, 1995.

    OTHER INCOME AND EXPENSE

    Other income in the quarter ended September 30, 1996 totaled $85,214 and in the quarter ended September 30, 1995 the comparable expense was $54,159. The significant shift is due to the settlement of two lawsuits during the three months ended September 30, 1996. The Company recognized other income of $95,500 and $21,000 from the reversal of a recorded liability and cancellation of shares of Common Stock in accordance with the settlement.

COMPARISON OF THE YEARS ENDED JUNE 30, 1996 AND DECEMBER 31, 1995

    NET SALES

    Net sales for the year ended June 30, 1996 were $6,702,237, a decrease of $349,317, or 5%, from net sales of $7,051,554 for year ended December 31, 1995. Sales by type for the years ended December 31, 1995 and June 30, 1996 were as follows:

                                      Year Ended      Year Ended
                                     December 31,      June 30,
                                        1995             1996
                                     ------------     ----------
    Net Sales:
      System sales                     $6,347,827     $5,787,846
      Service revenue                     703,727        914,391
                                     ------------     ----------
    Total                              $7,051,554     $6,702,237
                                     ------------     ----------

    Total unit sales for Company products were virtually unchanged and the weighted average unit price decreased by 5.4%. These decreases were caused in order of magnitude, by lower-end competitors eroding the Company's market share, the restructuring of the Company's sales force undertaken from February through June of 1996 and the factors affecting the Federal Government during the end of 1995 and early 1996. These factors included the Federal budget crisis at the end of 1995 and the diversion of funds to support military operations in Bosnia. The Company anticipates that Federal Government agencies will continue to account for a significant percentage of Company revenue in the foreseeable future. Accordingly, any reduction, deferral of spending or significant government budget shifts may adversely affect the Company's financial condition and results of operations. The Company experienced a significant increase in service revenue during the year ended June 30, 1996 compared to the year ended December 31, 1995 due to a significant number of old and new customers purchasing extended service contracts on Company products.

    GROSS PROFIT

    The overall gross profit percentage of 53.2% for the year ended June 30, 1996 was virtually unchanged from 53.6% achieved during the year ended December 31, 1995. Gross profit percentages by revenue type for the years ended December 31, 1995 and June 30, 1996 were as follows:

                                      Year Ended      Year Ended
                                     December 31,       June 30,
                                         1995             1996
                                     ------------     ----------
    Gross profit:
      System sales                        50.2%          47.6%
      Service revenue                     84.2%          88.7%

    The Company was able to keep its gross margin percentage from system sales relatively stable through a shift in the Company's product mix to products with higher gross margins, and by negotiating with suppliers to ensure that the Company was able to decrease its material costs in a similar ratio relative to decreases the Company was experiencing in unit sales prices of individual products. The slight increase in the gross profit percentage of service revenue was due to a decrease in the cost of repairing broken units and a decline in the percentage of units under service contracts requiring repair during the year ended June 30, 1996 as compared to the year ended December 31, 1995. Gross profit was $3,568,719 for year ended June 30, 1996 and $3,777,164 for the year ended December 31, 1995. The decrease was due to the decrease in net sales.

    RESEARCH AND DEVELOPMENT EXPENSE

    Research and development expense increased by $37,637, or 10%, to $402,560 for the year ended June 30, 1996 compared to $364,923 for the year ended December 31, 1995. Total research and development expenditures during the year ended June 30, 1996 were $1,122,077 compared to $1,083,904 for the year ended December 31, 1995. Software capitalization for the year ended June 30, 1996 was approximately $720,000 or 64% of total engineering expenditures and was virtually the same ($719,000 or 66%) for the year ended December 31, 1995. This high level of capitalization was due to the Company significantly increasing its product line during these eighteen months including the development of MPS and ULTRASTUDIO. Research and development expenditures and expenses increased as a percentage of net sales, from 15% and 5% for the year ended December 31, 1995 to 17% and 6% for the year ended June 30, 1996. This increase is due primarily to the decrease in sales experienced between these two years, while research and development activity remained relatively steady over this eighteen month period.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    Selling, general and administrative expense increased $142,279, or 5%, for the year ended June 30, 1996, compared to the year ended December 31, 1995. Selling, general and administrative expenses were $3,299,405 for the year ended June 30, 1996, compared to $3,157,126 for the year ended December 31, 1995. In addition, these expenses increased to 49% of net sales during the year ended June 30, 1996 as compared to 45% of net sales during the year ended December 31, 1995. This modest increase in dollars and as a percentage of sales reflects an increase in the number of employees and the compensation per employee of the sales and marketing staff, as well as increased legal fees related to the defense and settlement of lawsuits in the first six months of calendar year 1996.

    INTEREST EXPENSE

    Interest expense increased by $61,654, or 8%, to $808,192 for the year ended June 30, 1996 from $746,538 for the year ended December 31, 1995. This increase is primarily due to interest expense incurred on notes payable financing raised in the Company's private placement conducted from December 1995 through March 1996.

    OTHER INCOME AND EXPENSE

    The Company had other income of $81,097 for the year ended June 30, 1996 as opposed to expense of $207,494 for the year ended December 31, 1995. In 1994, the Company incurred transactional costs for financial consultants under agreements which were terminated in 1995. In March of 1996, the Company recovered $50,000 from a settlement of an outstanding legal matter and the settlement of an outstanding liability for less than its recorded value.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

    NET SALES

    Net sales for the year ended December 31, 1995 were $7,051,554, a decrease of $595,498, or 8%, from net sales of $7,647,052 for year ended December 31, 1994. Sales by type for such years were as follows:

                                 Year Ended     Year Ended
                                December 31,   December 31,
                                    1994           1995
                                ------------   ------------
    Net Sales:
      System sales                $6,576,773     $6,347,827
      Service revenue              1,070,279        703,727
                                ------------   ------------
    Total                         $7,647,052     $7,051,554
                                ------------   ------------

    Total unit sales for Company products declined by 5% and the weighted average unit price decreased by 3%. These decreases were caused by lower-end competitors eroding the Company's market share and the departure of the Company's Vice President of Sales and approximately 50% of the Company's sales force. The decrease in service revenue during 1995 is due to the Company significantly reducing the price of its service contracts during the beginning of 1995, which offset an increase in the number of contracts outstanding.

    GROSS PROFIT

    The Company's gross profit declined from $4,631,326 for the year ended December 31, 1994 to $3,777,164 for the year ended December 31, 1995. The gross profit percentage for the year ended December 31, 1995 declined to 53.6% from 60.6% achieved for the year ended December 31, 1994. Gross profit percentages by revenue type for the years ended December 31, 1994 and 1995 were as follows:


                                 Year Ended     Year Ended
                                December 31,    December 31
                                    1994            1995
                                ------------     ----------
    Gross profit:
      System sales                   55.7%          50.2%
      Service revenue                90.3%          84.2%

    The decline in gross margin was primarily due to lower-end competitors eroding the Company's gross margins achieved in selling its internally developed products, in addition to the Company's market share discussed above, as well as declining gross margins experienced from sales of third party hardware due to less favorable pricing offered by these third party manufacturers. The decrease in the gross profit percentage earned from service revenue during 1995 relative to 1994 was due to the price reductions implemented by the Company on its service contracts offsetting decreases in the costs to repair units under these service contracts.

    RESEARCH AND DEVELOPMENT EXPENSE

    Research and development expense decreased by $72,454, or 17%, to $364,923 for the year ended December 31, 1995 from $437,377 for the year ended December 31, 1994. Total research and development expenditures during the year ended December 31, 1995 were $1,083,904 compared to $1,312,336 for the year ended December 31, 1994. Software capitalization for the year ended December 31, 1995 was $718,981 and $874,959 for the year ended December 31, 1994. This high level of capitalization was due to the Company significantly increasing its product line during these years by adding SIMPLICD and ULTRACAPACITY in 1994 and adding/developing MPS and ULTRASTUDIO in 1995. Research and development expenditures and expenses decreased as a percentage of net sales, from 17% and 6% for the year ended December 31, 1994, to 15% and 5% for the year ended December 31, 1995. This decrease was primarily due to a decrease in cash available for research during 1995 as compared to 1994.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    Selling, general and administrative expense increased by $83,936, or 3%, for the year ended December 31, 1995 compared to the year ended December 31, 1994. This was due to an increase of $94,000 in marketing and selling salaries and related benefits. In addition, these expenses increased to 45% of net sales during the year ended December 31, 1995 as compared to 40% of net sales during the year ended December 31, 1994. This percentage increase was principally due to the decrease in net sales over a similar overhead base in 1994 and 1995.

    INTEREST EXPENSE

    Interest expense for the year ended December 31, 1995 was $746,538 which represents a $136,696, or 22%, increase over the 1994 amount of $609,842. The increase in 1995 was due primarily to interest expense incurred on the funds received during the debt and equity private placement in 1995 and the additional interest expense incurred related to the payroll taxes payable to the Internal Revenue Service.

    OTHER EXPENSES

    Other expenses were $207,494 for the year ended December 31, 1995 as compared to $408,874 for the year ended December 31, 1994. Other expense decreased by $201,380, or 49%, during 1995 due to the termination of certain contracts with financial consultants and reduction in fees for others.

LIQUIDITY AND CAPITAL RESOURCES

    At September 30, 1996, June 30, 1996, and December 31, 1995, the Company had negative working capital of approximately $2.2 million, $2.8 million and $3.5 million and shareholders' deficiency of $1.8 million, $2.5 million and $2.4 million. The funding of the Company's operations and servicing of existing debt is dependent upon increasing sales of its core products and extending payment terms on various current liabilities. During the months of March 1996 through June 1996, the Company hired a new Executive Vice President of Sales, who has redefined the Company's approach to selling its products in conjunction with hiring additional sales and marketing personnel to help bolster sales during fiscal 1997. This redefinition of the Company's selling approach, from its former regional, territorial approach, includes (1) securing sales agreements with value added resellers in specific, targeted industries, (2) developing relationships with targeted personnel in the Company's largest customers to allow the Company to market its products horizontally and vertically within the various divisions of these customers, (3) hiring a manager of government sales, who is currently located in Washington, D.C., with experience in government sales and moving sales and products through this environment, and (4) hiring a manager of international sales to promote and sell the Company's products worldwide. In addition to the above, the Company has established verbal agreements with significant short-term creditors to allow for the repayment of debts over periods in excess of one year on an as-needed basis. Based on the above plans and their ongoing implementation, management believes that the Company will maintain profitable operations and meet its obligations on a timely basis.

    In order to augment the Company's historically insufficient capital base, repay certain outstanding debts and provide working capital, the Company completed a $2,300,000 private placement of debt and equity during the third quarter of fiscal 1996. The Company sold 92 units in the private placement, with each unit consisting of one $20,000 note bearing an interest rate of 12% per annum with all principal and interest due December 31, 1997, 5,000 shares of Common Stock and 5,000 warrants granted at an exercise price of $1 per share. All of the principal and interest from these notes are being repaid with the proceeds of this public offering and 375,000 shares of Common Stock issued in the private placement are being sold in this public offering.


    The Company's principal capital requirements are to fund the expansion of its internal sales department, increase advertising and marketing, increase research and development of new products, and the development of worldwide markets. Since its inception, the Company has been required on an ongoing basis to finance a portion of its working capital needs. Additionally, developing and launching new products has increased the working capital requirements of the Company. The Company has historically satisfied its cash requirements through unsecured related party and unrelated third party notes payable, and by factoring purchase orders and accounts receivable. In addition, the Company completed a private placement in March 1996 which generated net proceeds of $2,011,250 and improved its working capital position at June 30, 1996. Upon receipt of the proceeds of this offering, the Company will use a portion to repay outstanding principal and accrued interest balances owed to its private placement noteholders, and will no longer need to factor purchase orders and accounts receivable. The Company also anticipates establishing a working capital line of credit of approximately $1,000,000 to $3,000,000 upon successful completion of the offering. The Company is currently in negotiation with two banks regarding this line of credit; however, there can be no assurance that the Company will obtain a Commitment from either bank.

    The Company's cash balance increased by $93,983 for the three months ended September 30, 1996 as compared to a decrease of $68,978 for the three months ended September 30, 1995. During the three months ended September 30, 1996, the primary factors contributing to cash flow were net income, after eliminating non-cash activity, of $762,094, an increase in the advances from the factor of $663,364, and an increase in accounts receivable of $1,274,451. During the three months ended September 30, 1995, the primary factors contributing to cash flow were a decrease in accounts receivable of $597,526 and a decrease in accounts payable and various accrued liabilities of $276,208.

    The Company experienced an increase in cash of $62,107 for the year ended June 30, 1996, compared to no change in the Company's cash balance for the year ended December 31, 1995 and a decrease in cash of $27,514 for the year ended December 31, 1994. The primary factors contributing to the Company's cash flow during fiscal 1996 were a decrease in accounts receivable of $717,088, purchases of property and equipment and expenditures related to the development of computer software aggregating $853,660 and net proceeds received from the private placement of $2,011,250.

    During the year ended December 31, 1995, the primary factors contributing to cash flow were a decrease in accounts receivable of $681,063, expenditures related to the development of computer software aggregating $718,981 and net proceeds received from the private placement of $818,500.

    During the year ended December 31, 1994, the primary factors contributing to cash flow were net income, after removing non-cash activity, of $350,826, purchases of property and equipment and expenditures related to the development of computer software aggregating $974,809 and an increase in the Company's outstanding payable balance to its factor of $754,806.

    The Company has approximately $1,100,000 of net deferred tax assets, which consist primarily of federal and state net operating losses, as of September 30, 1996. The net operating loss carryforwards expire in various years through 2011. The Tax Reform Act of 1986 contains provisions which limit the federal net operating loss carryforwards available that can be used in any given year in the event of certain occurrences, which include significant ownership changes. Based upon the expected results of management's plans as discussed in Note 1 of the Financial Statements and detailed within the Company's fiscal 1997 budgets, management believes that it is more likely than not that $200,000 of the net deferred tax asset will be realized. In order for the Company to realize this $200,000 asset, the Company must generate future taxable income of approximately $550,000 based on current enacted income tax rates. Due to management not being able to conclude that it is more likely than not that the remaining deferred tax assets will be realized, a valuation allowance has been recorded on these remaining assets as of September 30, 1996.

    The Company anticipates that the net proceeds from this offering, together with cash flows generated by operations, should be adequate to meet operating and capital needs for the next 18 months. However, see "Risk Factors - Possible Need for Additional Funds."

NEW ACCOUNTING PRONOUNCEMENTS

    Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), issued by the Financial Accounting Standards Board (FASB), is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The new standard established fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. At the present time, the Company has not determined if it will change its accounting policy for stock-based compensation or only provide the required financial disclosures. As such, the impact on the Company's financial position and results of operations is unknown.

    Statements of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125), issued by the Financial Accounting Standards Board (FASB), is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive applications are not permitted. The new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operations.

                                       BUSINESS

                                       GENERAL


    Young Minds, Inc. (the "Company"), designs, develops, markets and sells a comprehensive line of software products, embedded controllers, and related services for creating, storing and accessing CD-ROM discs on computer workstations and networks. The Company focuses on the development of state-of-the-art software bundled with advanced recordable compact disc ("CD-R") drives and read-only compact disc ("CD-ROM") accessible storage facilities for multiple discs (jukeboxes). These products facilitate the rapid transfer of high volumes of information in a variety of computing environments. The Company believes that it has achieved a strategic advantage by introducing sophisticated, platform neutral, industry compliant (ISO 9660) software solutions for mass storage.


    The Company was recently awarded the "Kodak Integration Excellence" Award (July 15, 1996), the Imaging Magazine "Product of the Year for 1995" (January, 1996) Award, and "PC Magazine Editor's Choice" Award (May 17,
1994). In addition, the Company was selected as one of the 500 fastest growing technology-based companies in the United States for 1996 (August
1996) and recognized as a member of the 1996 Southern California Technology Fast 50 (July 8, 1996). The Company believes that, based on its reputation for superior innovation, quality and product reliability, it has emerged as a recognized leader in establishing the CD-R industry. The Company introduced CD-R technology to a wide range of hardware and operating system combinations. The Company participated with Sun Microsystems, Hewlett-Packard, and Digital Equipment to establish the Rock Ridge Protocols, now accepted as the industry standard. Based on these initiatives, the Company believes that it is well positioned to maintain a leadership role and actively participate in the ongoing development of industry standards. The Company believes that this leadership will continue to impact the method of storage and retrieval of large volumes of information within this rapidly evolving market.

    Philips Corporation has estimated that the market for CD-R technology will increase from 200,000 units in 1995, to 2,000,000 in 1996 and 5,500,000 in
1997. These CD-R units are used in such key vertical markets as Government Logistics, Banking, Medical Imaging and Engineering/Aerospace. To date the Company has established itself as an innovator and early entrant in two key market segments:

    1. THE RAPIDLY GROWING CLIENT-SERVER MARKET WITH INDUSTRY-LEADING CD RECORDABLE AND CD-ROM JUKEBOX SOFTWARE AND EMBEDDED SOLUTIONS BASED AT THE SERVER AND FOCUSED ON MASS STORAGE SOLUTIONS

    2. THE NETWORKED CD-ROM JUKEBOX AND AUTOMATED RECORDABLE DRIVE SUBSYSTEMS MARKET WITH PRICE COMPETITIVE SOFTWARE SOLUTIONS.

 INDUSTRY OVERVIEW

    The Company believes that the CD Recorder is an output device equal in importance to the laser printer. Documents "printed" on CD-R disks provide as durable a record as documents printed on paper.

    Most corporate information is currently stored on magnetic media, such as hard disks, floppy disks and magnetic tape. Unlike CD-ROMs, magnetic media is limited in usefulness by its fundamental properties. Magnetic Media is mutable and therefore unsuitable for storing information with historical, legal or other enduring significance. Secondly, tape, the most commonly used archival medium, is particularly unsuitable for long term storage because it deteriorates rapidly, resulting in a loss of reliability in as few as three years.

      Compared with CD-ROM, the cost of storing information on current random access adaptations of magnetic media is relatively expensive. The cost per megabyte of CD-R media is approximately three cents and falling rapidly, compared with the cost of hard disk media which is currently approximated to be $0.25 per megabyte. This cost differential is expected to widen further due to the rapidly evolving technology surrounding CD-ROM density. In addition, other direct and indirect expenses, such as periodic backups, increase the real cost of hard disk data storage substantially.

    The computing environment is becoming more reliant on complex local-area networks ("LANs"), wide-area networks ("WANs") and the Internet. The increasing connectivity of computing environments points to the need for increasingly powerful, cost-effective data servers with attributes which are not available on existing hard disk file servers in use today.

    More complex and data intensive forms of information are now being stored and accessed across networks and occupying an increasingly large share of the data storage capacity. These newer forms of data, such as video, audio and complex images, require far greater storage capacity. This development has resulted in increasing employment of CD-ROM jukeboxes for data storage and retrieval.

    THE MARKET OPPORTUNITY

    These market dynamics require a standardized, inexpensive, compact, durable and reliable method for mass storage and output. Accordingly, the demand for CD-R and mass storage CD-ROM jukeboxes is in a rapid growth phase.

    Among the industries with a current need for storing large amounts of critical information are the following:

         1) Banking -                  Check image management and credit card
                                       transactions.

         2) Medical Imaging -          Storing results of MRI, CAT scans and
                                       other non-invasive procedures.

         3) Government -               Data, document and logistics management.

         4) Engineering/Aerospace-     Storage of historical design and
                                       engineering change documentation, and
                                       manual production.

         5) Telecommunications -       Account management (bills and records)
                                       for large-volume customers.

COMPANY BUSINESS STRATEGY

    The Company's strategy is to serve the markets for CD-ROM Jukeboxes and CD Recorders through its proprietary software and embedded controller technology. The Company's products have been developed to operate on a broad range of widely used computer platforms. The Company believes that its platform neutrality is unique in the industry, using a combination of highly portable software and platform independent intelligent controller technology. This approach enables the Company to introduce new products quickly, in contrast to most other companies, who must develop a separate driver for each hardware-operating system combination.

    As a significant worldwide supplier of CD-ROM recording and mass storage capabilities for networks and single-users, the Company will continue to implement the following business strategies:

    THIRD PARTY DISTRIBUTION CHANNEL RELATIONSHIPS WITH VERTICAL MARKET FOCUS. Through the Company's focus on the Vertical Markets described above, the Company is expanding Reseller relationships in order to better serve the growing market for high value automated CD-R systems.

    PLATFORM NEUTRALITY (OPEN ARCHITECTURE) AND EXPANSION CAPABILITY. The Company's product offerings are designed for seamless integration between the hardware and operating systems (UNIX, Windows 95, Windows NT and OS/2) eliminating the costly requirement for driver generation. The Company believes that this flexibility and open architecture is critical to broad market penetration.

    TECHNOLOGICAL ADVANTAGE AND CLEAR UPGRADE PATH. The Company's strategy is to continue to develop new software and systems incorporating the latest developments in software, systems and networking technology. Additionally, the ability of the Company's technical leadership to design each product generation anticipating and geared to supporting the next three to four generations of data storage technology is critical. The Company's history, heretofore, in terms of the successful introduction of state-of-the-art products, as well as its involvement in the definition of industry standards, demonstrates the importance of a clear design path/philosophy.

    PRODUCT-TO-MARKET TIME ADVANTAGE. In the fast paced computer industry, the window of opportunity for launching new products and capturing a new market can be measured in months, not years. The Company intends to leverage its core technology in order to expand product offerings and increase market penetration. See "Use of Proceeds."

    CUSTOMER SERVICE FOCUS. The Company believes that superior technical support is its most significant resource for achieving customer satisfaction and loyalty. The Company has three qualified senior support engineers and expects to hire several more over the next year as the customer base expands.

    INDUSTRY STANDARDS-LEADERSHIP ROLE. To date the Company has worked with such major companies as Sony, Toshiba, Kodak, IBM, Sun Microsystems and Hewlett-Packard in establishing industry standards. Andrew J .Young, a Company Founder (see Key Personnel) is recognized as an industry leader and continues to actively participate in defining the evolving standards.

PRODUCTS

    To date the Company has released the following six product lines based on its proprietary technology. All are based on reusable code design and are marketed as follows:

    CD STUDIO provides a cost effective method for desktop recording on CD-R discs. The Company is the dominant supplier of CD-R product to the Unix market and was awarded the "Product of the Year for 1995" by Imaging Magazine for CD STUDIO. CD STUDIO operates with substantially all of the leading CD writers including those from Philips, Yamaha, Kodak and Sony, and across all major versions of the Unix operating system. Versions are also available for Windows NT and OS/2. CD STUDIO works with a multitude of solutions provided by company resellers. CD STUDIO is used in applications requiring a cost effective means to rapidly produce a limited quantity of CD's, typically for archival or backup applications, and custom or beta publishing.

    MPS provides automated, high volume production of unique CD-R images. MPS utilizes and expands on the support for high-end CD writers, autoloaders and disc label printers offered by Young Minds' CD STUDIO product while delivering greatly enhanced performance. This design allows networked users to fully utilize the capabilities of current, high speed automated CD writer equipment. It will also support High Speed automated DVD recorders when they become available. MPS recently received the "Kodak Integration Excellence" Award.

    ULTRACAPACITY is the Company's CD-ROM storage and retrieval system. It enables network users to access up to 1,300 GB of information (1.3 trillion letters or digits), centrally stored in a single CD-ROM jukebox. ULTRACAPACITY offers the ability to expand support to multiple jukeboxes from a single server. It is platform neutral and can support a wide range of client/server computing environments. ULTRACAPACITY can be sold as part of a bundle that includes a jukebox or as stand alone software.

    ULTRASTUDIO combines the capabilities of CD-R and jukebox management to allow integrated CD recording within a jukebox. ULTRASTUDIO enables a single server to simultaneously record new CD-R discs and allow network users to access existing recorded discs. As soon as a new disc is recorded it can be made immediately available for user access.

    SIMPLICD is the Windows version of the Company's CD-R software. SIMPLICD links directly to Windows file-management utilities enabling desktop users to assemble data and to store it on CD-R discs by importing files and directories, or by using drag and drop techniques from within the Windows file manager. In 1994, SIMPLICD received the PC Magazine Editors Choice Award for Windows PC CD-R premastering.

    AUTOCDR is an automated, high volume, network-based CD-R production system that permits multiple network users to record CD-R discs. Conceptually, AUTOCDR is similar to a network print server in that AUTOCDR software polls the network seeking CD-R write commands and places a prepared job in the CD-R recording queue. The AUTOCDR system uses automated CD-R systems that hold up to 75 blank CDs with recorder speeds up to 6X. This is roughly the output equivalent of up to 20,000 pages of data per minute.

    In addition, the Company is addressing the increased need for data security technology. The Company has recognized the applications of CD-R and CD-ROM jukebox technology to this area and has products currently under development intended to address this need.

PRODUCT DISTRIBUTION

    Historically, the Company has relied on its own direct sales force for the distribution of its products. This strategy has been utilized for two reasons:
1) the products are complex and sales success has depended on the level of training and sophistication of its sales representatives; and 2), the Company desired to maintain direct contact with its customer base which is comprised predominantly of Fortune 500 companies and government agencies.

    Additionally, within the last 24 months, the Company has been increasing the distribution of its products through strategic relationships with VARs such as Unisys, IACorp and BTG. By expanding the role of its sales force to include the support of its resellers, the Company has been able to fully participate in the rapidly expanding market.

MARKETING AND SALES

    The Company's current marketing strategy is to focus on its target vertical markets and the management of major accounts. Its primary market targets are: banking - check image management and credit card transactions; medical imaging - storing results of MRI and CAT scans and other non-invasive procedures; government - data, document and logistics management; engineering/aerospace - storage of historical design and engineering change documentation, and manual production; and telecommunications - account management (bills and records) for large volume customers.

    The Company promotes its products through direct sales, direct mail, exhibiting at trade shows, participating in conferences, and industry-wide publicity.

    The Company consults with its Resellers to assist in identifying potential enhancements and new products. The Company also focuses on additional methods to promote its products, including product refinement, new product introduction and competitive pricing, all with the goal of increasing the distribution of the Company's products. Following the completion of this offering, the Company intends to commence more significant marketing activities, including targeted trade advertising and public relations. See "Use of Proceeds."

    The objective of the Company's marketing strategy is to position the Company as the dominant leader in state-of-the-art mass storage technology. The Company believes that, for the next seven to ten years or more, the state-of-the-art in mass storage will be CD-ROM, DVD-ROM, optical WORM (write-once-read-many) and magneto-optical media. The Company plans to lead the expansion of the CD and DVD storage markets by attempting to capture some areas currently held by optical disc and tape library markets as well as providing systems to replace microfilm and paper outputs for complex documents.


    During the early stage of a product life cycle, it is the Company's goal to price its products to value rather than cost. In the current environment, it is the Company's belief that its customers perceive a substantial cost advantage to CD-R and CD-ROM jukebox technology over existing mass storage alternatives due in substantial part to the significantly reduced space required to store large volumes of documents. As CD-R and CD-ROM jukeboxes become more prevalent and approach a commodity status, the Company will be forced to move towards competitive pricing, which may have an adverse effect on Gross Margins. The Company therefore intends to upgrade products regularly and to introduce a steady stream of new, innovative products, again pricing to value as the market allows.


    The Company's marketing and sales staff currently consists of 21 individuals reporting directly to the Executive VP Sales and Marketing. Commissions for sales representatives are established by a product and product category basis. The Company intends to increase its sales force by approximately one-third during fiscal year 1997, through external recruitment and the training and promotion of its employees.


    The sales staff is augmented by ten sales engineering and sales support personnel. The Company's technical support staff currently consists of three people responsible for telephonic and field support. The Company intends to increase its technical support staff consistent with customer support requirements. See "Use of Proceeds."


MANUFACTURING

     The Company's manufacturing consists of light assembly of off-the-shelf components to produce its proprietary embedded controller for both CD STUDIO, MPS, and ULTRASTUDIO products. The Company purchases supplies from third party manufacturers. The Company believes that it would not be materially adversely affected by the loss of any of its suppliers, all of which could be replaced, and that such loss would not negatively impair the results of its operations. The Company employs three assemblers and intends to add two additional assemblers during Fiscal Year 1997.

QUALITY CONTROL

    The Company performs full functionality testing on all third party system components. Additionally, the Company performs extensive burn in and quality control on all internally assembled products. This addresses standards for conformity, consistency and functionality. Prior to shipping, the Company performs a completeness inspection of all shipments.

BACKLOG


    The Company's approximate backlog at December 31, 1994, December 31, 1995, June 30, 1996 and September 30, 1996 was respectively $200,887, $489,209, $255,406 and $299,433. No end-user of the Company accounts for more than 5% of its sales revenues (although two resellers have accounted for more than this percent of sales revenues) and the Company believes that the loss of any single customer would not have a material adverse effect on the results of its operations.


RESEARCH AND DEVELOPMENT


    Eleven employees work in research and development of software products.
The Company utilizes object oriented architecture in its research and development activities. Under this approach, researchers and developers utilize previously created programming modules, thereby eliminating the time and expense of rewriting large numbers of lines of programming code. The current development effort is focused on expanding the breadth and depth of the Company's core technologies as well as the development of new products. The Company expended approximately $1,312,000, $1,084,000 and $1,122,000 (of which $874,959, $718,981 and $719,517 was capitalized), respectively, during its fiscal years ended December 31, 1994, December 31,1995 and June 30, 1996 on research and development. These amounts constituted respectively 17.1%, 15.3% and 16.7% of the Company's gross revenues during such fiscal years. For the quarter ended September 30, 1996, the Company expended approximately $330,000 (of which $198,305 was capitalized) on research and development, which constituted
10.7% of the Company's gross revenues for such quarter. The Company intends to use a portion of the net proceeds from this offering to intensify its research and development program. See "Use of Proceeds."


INTELLECTUAL PROPERTY

    The Company relies primarily on a combination of nondisclosure agreements, copyright law and trade secret law to protect its intellectual property. The Company holds no patents and believes that its competitive position is not materially dependent upon patent protection due to the fact that most software is not considered patentable today as well as that the time required to obtain a patent, can be longer than the anticipated product life for the Company's products. However, the Company constantly evaluates new technological opportunities for patentability and may in the future seek
patents when that is the appropriate form of protection.   In most cases, the
Company distributes its products under shrink-wrap software license agreements. This allows end-users to use the Company products and contains various provisions to protect the Company's underlying technology. Shrink-wrap licenses, which are not signed by the end-user, may be unenforceable in certain jurisdictions. The Company also requires its employees and other parties with access to its confidential information to execute agreements prohibiting the unauthorized use or disclosure of the Company's technology. Despite these precautions, it is possible for a third party to misappropriate the Company's technology or to independently develop similar technology.

    The Company intends to make all appropriate filings and registrations, and take all other actions necessary, to obtain and protect all trademarks, copyrights, tradenames and all other intellectual property rights relating to the Company's products. Management believes that no single copyright, patent or technology license is material to the Company's business.

    The Company believes that, due to the rapid pace of technological innovation in the CD-ROM industry, the Company's ability to establish and maintain a position of technological leadership in the CD-ROM industry is more dependent upon the skills of its development personnel than upon the legal protection afforded its existing technology.

COMPETITION

    The market for the Company's products is highly competitive and the Company expects this competition to increase as CD-R drives and CD-ROM jukeboxes become more universally applied. The principal elements of the competition in the Company's markets include product features, performance, price, quality, reliability, brand awareness, platform neutrality and level of customer service. The Company's competitors, as well as certain potential competitors, may be more established, benefit from greater name recognition, have significantly greater financial, technological, production and marketing resources, and have more extensive distribution networks than the Company.

    The Company believes that its platform neutrality is an important competitive element. The Company also believes that the number of competitors incorporating platform neutrality into their product offerings will grow over the next several years. The Company anticipates that a significant source of such future competition may be from existing competitors that are attempting to develop a product offering similar platform neutrality. The sales, marketing, product development and financial resources of the Company's competitors are becoming greater. As a result, the Company anticipates that the efforts of and competition from these competitors will intensify in the future. In order to overcome the effect of these competitors on the market, the Company will need to attain sufficient size and to have the resources to timely develop new products in response to evolving technology and customer demands. The Company believes it will need to sell products through a broad distribution channel in competition with these existing and potential competitors. No assurance can be given that the Company will be able to grow sufficiently to enable it to compete effectively in this marketplace.


    The Company's competitors include Adaptec, Meridian Data, Smart Storage and Elektroson. Adaptec sells CD-R devices for desktop computers in Windows and Windows 95 only, at a lower price than the Company's products; Meridian sells networked CD-R products for Novell and Windows NT only, at prices generally comparable to the Company's products; Smart Storage sells jukebox management software and resells CD-R software for the Unix and Novell markets, at a price slightly less than the Company's products; and Elektroson provides products for desktop Windows and Unix markets, at a lower price than the Company's products. Although the Company believes that it currently has a competitive advantage with respect to these competitors from a technological standpoint, including platform neutrality, there can be no assurance that the Company will be able to maintain its competitive advantage or that these existing competitors, or new competitors, will not develop competitive products utilizing platform neutrality and with favorable pricing. Moreover, the Company currently has little or no proprietary barriers to entry that could keep a competitor from developing similar products and technology or selling competing products in the Company's markets.


PERSONNEL

    The Company currently employs 54 full-time employees, consisting of the following: 7 in management, administration and finance, 12 in operations, 21 in sales and marketing, 3 in customer support, and 11 in research and development. In addition, the Company employs three part-time employees, 2 in research and development and 1 in operations. None of the Company's employees are represented by a labor union and the Company believes that its employee relations are satisfactory.

PROPERTY AND EQUIPMENT

    The Company occupies an aggregate of approximately 15,000 square feet of office and operations space in three adjacent modern office and light industrial buildings in an office park in Redlands, California. The Company's occupancy is on a month-to-month basis and provides for a monthly gross rental of $14,000. There is considerable available space in this park and in the immediately surrounding area and the Company believes that it will be able to continue its present occupancy under its present terms on an indefinite basis, although there can be no assurance that this will be the case. The Company has begun to explore alternative business space, both in the area of its present space and in other locations in California, for the purpose of consolidating its administrative and operating activities in a single facility and to accommodate its anticipated growth.

    The Company both owns and borrows its equipment, in approximately equal amounts. The loans of equipment are normally made by manufacturers or customers in conjunction with software requirements being handled by the Company. The equipment, both owned and borrowed, includes operating system and application software, computers, computer printers, testing equipment, CD-R and CD-ROM drives, scanners, jukeboxes, telecommunications and networking equipment, and other peripheral computer equipment.

    The Company considers both its real estate facilities and its equipment as currently satisfactory for its needs.

LEGAL PROCEEDINGS


    The Company has been sued by Irving Ayash and his company, ANON, Inc. (collectively, "Ayash") purportedly pursuant to two alleged contracts between Ayash and the Company under which Ayash promised, among other things, to procure financing for the Company in exchange for certain commissions and stock warrants. Ayash is seeking approximately $50,000 plus 100,000 warrants to purchase the Company's stock at 0.40 per share. The Company believes that Ayash's claims are completely without merit and intends to vigorously defend the suit. There can be no assurance, however, that the Company will prevail in the litigation.



    The Company has been advised by a former lender, Cove Capital Corp. ("Cove"), that Cove is entitled to a significant unspecified number of warrants to purchase Common Stock because the Company was late in repaying the loan, even though the loan document does not provide any such penalty in the event of late repayment. The Company believes that the claims are completely without merit and intends to vigorously defend any litigation instituted by Cove. There can be no assurance, however, that the Company will prevail in any litigation.

                                      MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information concerning the executive officers, directors and key employees of the Company.


            Name             Age          Position
            ----             ---          --------
    Andrew J. Young          37   Chairman of the Board of Directors,
                                    Secretary and Treasurer

    David H. Cote            53   President, Chief Executive Officer and
                                    Director

    Matthew Hornbeck         29   Executive Vice President

    Gerald Quealy            49   Executive Vice President, Sales and Marketing
                                    and Director

    Patrick Fisher           42   Vice President, Development and Operations


    All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. No family relationship exists between any director or executive officer of the Company. The Board of Directors intends to elect two persons who are not affiliates of the Company as directors, who will be members of the Compensation Committee and the Audit Committee. No decisions have been made at this time as to who will be elected. The Company also is searching at this time for a chief financial and accounting officer.

    The following is a brief description of the business experience of each director and executive of the Company during the past five years.


    Andrew J. Young has been the Company's Chairman of the Board of Directors since its formation in 1989 and is a founder of the Company. From the formation of the Company in 1989 until September 1995, Mr. Young also was President of the Company, and has served as a director of the Company since its formation. He is primarily responsible for maintaining Company contacts with software and hardware developers and initiating Company research and development. Mr. Young also served on the executive committee of the Institute of Electrical and Electronic Engineers (IEEE) Standards Committee on Optical Disc and Multimedia
Platforms.  He is a prominent figure in the CD-R industry.    He is the
principal author of the Rock Ridge Interchange Protocol, the de facto format standard for Unix CD-ROM publications. From 1984 to 1989, Mr. Young was an Assistant Professor of Mathematics at Glendale Community College. He obtained an M.A. in Mathematics from the University of California, San Diego and a B.S. in Mathematics from the University of California, Irvine.


    David H. Cote has been the Chief Executive Officer of the Company for more than the past five years and President since September 1995, and also is a founder of the Company. He has served as an executive officer and a director of the Company since its formation in 1989. Until August 1994, Mr. Cote was the Chief Financial Officer of the Company. He provides leadership and direction to the Company's diverse team of managerial and technical staff, including planning, product research and development, marketing, sales campaigns, production planning and control.

    Matthew Hornbeck, also a founder of the Company, has been an executive officer since 1989 and currently serves as Executive Vice President of the Company. Mr. Hornbeck is directly responsible for new product research. In this capacity he developed the initial code for CD STUDIO, the Company's flagship product, and continues to provide technical guidance on the development of new
versions of CD STUDIO and ULTRASTUDIO.   Mr. Hornbeck obtained a B.S. in
Computer Science from the University of California at  Riverside.

    Gerald Quealy has served as Executive Vice President, Sales for the Company since February 1996, and was elected to the Board of Directors of the Company in August 1996. Mr. Quealy brings 18 years of management experience in high technology to his position. From March 1995 to November 1995, he was Regional Sales Manager of Equifax Check Services, which provided check guarantee service to merchants, and from August 1993 until March 1995 he was National Sales Manager of Data Rentals & Sales (a division of Electro Rent Corp.). Prior thereto, he was National Sales/Marketing Manager from November 1992 to August 1993 for Atoll Holdings, Inc., which markets high technology "niche" products to the food market, payroll processing and digital imaging industries. Mr. Quealy also served as Vice President, Marketing/Production, for G&S Industries, Inc. (costume jewelry and pre-printed apparel) from October 1988 to November 1992. Mr. Quealy holds an Associate of Arts, Liberal Arts degree from Iowa Central University and was an honor graduate of the U.S. Army Military Instructor School.

    Patrick Fisher has been Vice President, Development and Operations since August 1996. From May 1995 to February 1996 Mr. Fisher was a Senior Systems Engineer with RF Microsystems, which provided engineering support to the U.S. Air Force in developmental and initial operational testing and from July 1995 to January 1996 he operated Acumenics Research & Technology, Incorporated, which provided engineering reports to the U.S. Air Force in support of litigation. From June 1993 to July 1995 he was Chief of Engineering, Litigation Support Team, U.S. Air Force and from September 1991 to June 1993 he was Space Systems Engineering Manager, U.S. Air Force, where he was responsible for acquisition, development and installation for three satellite communications systems. Mr. Fisher received a Masters of Business Administration degree from Golden State University in 1992 and a Bachelor of Science degree in electrical and electronic engineering from California State University, Sacrament.

    The Company's directors currently do not receive any cash compensation for service on the Board of Directors or any committee thereof, but directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings.

EXECUTIVE REMUNERATION

    The following table sets forth the compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the twelve months ended June 30, 1996 by the Company's Chief Executive Officer and the Company's other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 during such fiscal year (the "Named Officers").

                                                         SUMMARY COMPENSATION TABLE

            NAME AND PRINCIPAL POSITION        SALARY           BONUS       OTHER ANNUAL
            ---------------------------        -----            -----     COMPENSATION (1) (2)
                                                                          --------------------
David H. Cote
   President and Chief Executive Officer      $107,608         $5,500                 $8 652 (3)
Andrew J. Young
   Chairman of the Board, Secretary and
   Treasurer                                    99,108          5,500                  8,652 (3)
Matthew Hornbeck
   Executive Vice President                     99,108          5,500                  8,654 (3)


--------------------
(1) Does not include dollar value of perquisites and other personal benefits furnished to the Named Officers, including premiums for health insurance, life insurance and other personal benefits provided to such individuals in connection with their employment. The value of such benefits and other compensation to such individuals did not exceed the lesser of $50,000 or 10% of such officers' cash compensation.

(2) There were no grants of stock options, stock appreciation rights, or stock options granted in tandem with stock appreciation rights made by the Company during the twelve months ended June 30, 1996 to the Named Officers, and there were no exercises by any of the Named Officers of any stock options, stock appreciation rights or stock options granted in tandem with stock appreciation rights during the twelve months ended June 30, 1996.

(3) Represents the price paid by the Company to purchase 200 hours of accrued and unused personal time off from each of the Named Officers.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Messrs. Young, Cote and Hornbeck providing for three-year terms of employment. Under the agreement with Mr. Cote, he will receive an annual salary of $150,000, plus annual increases, which increases may not be less than 10% of the preceding year's salary, and such incentive compensation as the Board of Directors determines. Under the agreements with Messrs. Young and Hornbeck, each of them will receive an annual salary of $120,000, plus annual increases, which increases may not be less than 10% of the preceding year's salary, and such incentive compensation, which may not be less than $30,000 for the fiscal year ending June 30, 1997 if the Company is profitable for such year, as the Board of Directors determines. Such officers will also be entitled to such other benefits, including medical, insurance and death and disability benefits, as are available to executive officers of the Company generally, as well as automobile expense allowances and reasonable expense allowances.

     Messrs. Young, Cote and Hornbeck currently receive five weeks per year of personal time off ("PTO"), which can be used for either illness or vacation. Unused PTO can be accrued by these officers. During the twelve months ended June 30, 1996, the Company purchased 200 hours of accrued PTO
from each of these persons.  See "Management - Executive Compensation."   As
of the date of this Prospectus, Messrs. Young, Cote and Hornbeck had approximately 900, 1,100 and 1,200 hours of accrued PTO, respectively.

     As part of the terms of the employment of Gerald Quealy by the Company in February 1996, the Company issued to Mr. Quealy warrants to purchase 30,000 shares of Common Stock at an exercise price of $1.00 per share. One third of the warrants vest after 12 months of employment, one third vest after 18 months of employment, and the balance vest after 24 months of employment. The warrants are exercisable for five years.

STOCK OPTION AND STOCK PURCHASE PLANS

     As of the date of this Prospectus, the Company's Board of Directors had not adopted any stock option, stock purchase or similar plans. However, it is anticipated that the Board will consider the adoption of one or more such plans during fiscal 1997. Shareholder approval may be sought for any plan adopted by the Board, but is not required.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation limit the liability of the Company's directors for monetary damages to the fullest extent permitted under California law. The Articles authorize the Company to indemnify its agents in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject only to the applicable limits set forth in Section 204 of the California General Corporation Law with respect to actions for breach of duty to the corporation and its shareholders. The Company's Bylaws provide that the Company shall indemnify Company agents to the fullest extent permitted by law.

                                 CERTAIN TRANSACTIONS

     On April 18, 1995, the Company made loans, evidenced by promissory notes, to three officers of the Company, Andrew J. Young, David H. Cote and Matthew Hornbeck. Each loan was in the principal amount of $62,500 and was for a ten-year term bearing interest at the annual rate of 7.53%, with principal and interest due at maturity. The proceeds were used by each of the officers to purchase 250,000 shares of Common Stock at a purchase price of
$0.25 per share.   Each loan is secured by a pledge of 250,000 shares of
Common Stock of the Company.


     On May 31, 1995, the Company made a loan of $3,750, evidenced by a promissory note, to Genene G. Miller, an employee of the Company and the wife of David H. Cote. The proceeds were used by Ms. Miller to purchase 75,000 shares of Common Stock at a purchase price of $0.05 per share. The note bears interest at the annual rate of 7.53%, with the principal and accrued interest due on May 31, 2005. The loan is secured by the 75,000 shares of Common Stock.

     On December 28, 1995, the Company made loans, evidenced by promissory notes to three officers of the Company, Andrew J. Young, David H. Cote and Matthew Hornbeck, in the principal amount of $120,000, $60,000 and $90,000, respectively. The loans are for a ten-year term, bearing interest at the annual rate of 7.53%, with principal and interest due at maturity. The proceeds were used by each of the officers to purchase shares of Common Stock
at a purchase price of $3.00 per share.   Each loan is secured by a pledge of
the purchased shares.

     Certain of the officers of the Company (Mr. David H. Cote, Mr. Andrew J. Young and Matthew Hornbeck), and certain relatives of these persons (Mr. Cote's wife, a cousin of Mr. Cote's wife, Mr. Young's mother, Mr. Young's father, and two aunts of Mr. Young), have either loaned money to the Company or provided a guaranty for the repayment of loans by the Company. As of
September 30, 1996, approximately $       was owed to such persons for unpaid
principal and interest on loans made to the Company.


     Between September 1994 and September 1995, Joseph O. Young, the father of Andrew J. Young, was issued warrants to purchase an aggregate of 127,500 shares of Common Stock for a five-year term at a per share price ranging from $0.50 to $1.00. At the time of the issuance of the warrants, their exercise price was significantly higher than the per share book value of the Common Stock.


     Between August 1994 and September 1995, Nancy Young, the mother of Andrew J. Young, was issued warrants to purchase an aggregate of 18,500 shares of Common Stock for a five-year term at a per share price ranging from $0.50 to $1.00. At the time of the issuance of the warrants, their exercise price was significantly higher than the per share book value of the Common Stock.


     Between December 1995 and March 1996, the Company sold 92 units, each unit consisting of one $20,000 note, 5,000 shares of Common Stock and 5,000 warrants (with an exercise price of $1 per share), for $25,000 per unit. As part of this sale, the Company issued units in exchange for the cancellation of indebtedness owed by the Company to five individuals, including five units to Andrew J. Young, one unit to Genene Miller, the spouse of David H. Cote, and three units to Nancy Young, the mother of Andrew J.
Young.


     After the date of this Prospectus, the Company will not enter into new transactions with related parties unless such transactions are approved by a majority of the disinterested directors present at a meeting of the Board of Directors.

PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of August 30, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered hereby by (i) each person known by the Company to own beneficially more than 5% of the outstanding amount of Common Stock, (ii) each director and the Named Executive Officers of the Company, (iii) all directors and executive officers of the Company as a group, and (iv) the Selling Shareholders.



                                                 Shares Beneficially                               Shares Beneficially
                                                      Owned                                               Owned
                                               Prior to Offering (2)(3)        Shares to           After Offering (2)(3)
                                               ------------------------         Be Sold            ---------------------
Name and Address of Beneficial Owner (1)         Number         Percent        in Offering         Number        Percent
----------------------------------------       ----------       -------        -----------         ------        -------
Andrew J. Young (4)                            618,698          18.8%                 ___        618,698          15.4%
David H. Cote (5)                              442,588          13.5%                 ___        442,588          11.1%
Matthew Hornbeck                               550,694          16.8%                 ___        550,694          13.8%
Gerald Quealy (6)                                    0              *                 ___              0              *
Patricia Brafford                               10,000              *              10,000              0              *
Wade A. Brotherson                               5,000              *               5,000              0              *
Antonio Califano                                10,000              *              10,000              0              *
Biagio Califano                                 10,000              *              10,000              0              *
Ming-Schyong Chen                               75,000           2.3%              75,000              0              *
DeSantis & Spinelli, Esq.                       15,000              *              15,000              0              *
Dr. Anthony  G, Dimatteo                         5,000              *               5,000              0              *
Richard  H. Fagin                                5,000              *               5,000              0              *
Jo Anne Kast                                     5,000              *               5,000              0              *
KPM, Inc.                                      100,000           3.1%             100,000              0              *
Robert G. Lerch                                 15,000              *              15,000              0              *
Etienne P. Lizzi                                 5,000              *               5,000              0              *
Arthur W. Morgan                                 5,000              *               5,000              0              *
Dr. S. Edwin Noffel                              5,000              *               5,000              0              *
Les Rogoff                                       5,000              *               5,000              0              *
Francesco  Romano                               25,000              *              25,000              0              *
Kenneth B. Rowan                                30,000              *              30,000              0              *
Vincent Santa  Maria                             5,000              *               5,000              0              *
Randall K. Schick                                5,000              *               5,000              0              *
Moses Siedler                                    5,000              *               5,000              0              *
Robert F. Sullivan                               5,000              *               5,000              0              *
John J. Tack                                     5,000              *               5,000              0              *
Richard J. Tienken                               5,000              *               5,000              0              *
Robert J. Vitamante                              5,000              *               5,000              0              *
Brian J. Walsh                                  10,000              *              10,000              0              *

All directors and executive officers
 as a group (4 persons) (4)(5)(6)            1,611,980          48.9%                          1,611,980          40.1%



--------------------------
*  Less than one percent.

(1) The address of each of Messrs. Young, Cote, Hornbeck and Quealy is c/o the Company, 1906 Orange Tree Lane, Suite 220, Redlands, California 92374.

(2) Each person's beneficial ownership is determined by assuming that options and warrants that are held by such person or entity (but not those held by any other person or entity) and which are exercisable within 60 days have been exercised.

(3) Unless otherwise noted, the Company believes that all persons and entities named in the table have sole voting and investment power with respect to all shares of stock beneficially owned by them.


(4) Includes 25,000 shares of Common Stock which are the subject of currently exercisable warrants. Does not include an aggregate of 211,040 shares and 161,000 warrants owned by relatives of Mr. Young, as to which Mr. Young disclaims any beneficial interest.


(5) Does not include 80,000 shares and 80,000 warrants owned by Mr. Cote's spouse or 5,232 shares owned by Mr. Cote's adult children, as to which Mr. Cote disclaims any beneficial interest.

(6) Does not include 30,000 shares of Common Stock which are the subject of warrants not currently exercisable.

INDEMNIFICATION

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to corporation laws of the State of California, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                             DESCRIPTION OF CAPITAL STOCK

COMMON STOCK


    The Company has authorized 15,000,000 shares of Common Stock, no par value, of which 3,274,441 shares were issued and outstanding as of September 30, 1996. Holders of Common Stock are entitled to one vote per share on all matters requiring a vote of shareholders. The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after payment of all debts and other liabilities. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of Common Stock are, and the shares offered hereby will be upon completion of this offering, when issued, fully paid and non-assessable.


CUMULATIVE VOTING

    The Company is subject to the California General Corporation Law, which provides, in connection with the election of directors, that all shareholders may cumulate votes if any shareholder gives notice, prior to the voting, of an intention to cumulate votes. Under cumulative voting, a shareholder is entitled to a number of votes for election of directors equal to the number of shares held by such shareholder times the number of directors to be elected. Such votes may be cast all for one nominee, or distributed among two or more nominees, as the shareholder wishes.

PREFERRED STOCK

    Pursuant to the Company's Articles of Incorporation, the Board of Directors has authority to issue up to 5,000,000 shares of Preferred Stock in one or more series, with such designations, rights, preferences and voting rights as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change of control of the Company. The Company does not currently intend to issue any shares of its Preferred Stock.

WARRANTS


    The Company has outstanding 2,114,002 options and warrants ("Warrants") to purchase an equivalent number of shares of Common Stock at various purchase prices. The weighted average exercise price is $0.85 per share. The
Warrants expire at various dates. Certain of the Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events and provisions requiring the Company to include the shares which may be acquired upon exercise of the Warrants in a registration statement filed under the Securities Act (other than the initial registration statement filed under the Securities Act by the Company) permitting resale of such shares.


TRANSFER AGENT AND REGISTRAR

    The Company has selected U.S. Stock Transfer Corporation as the transfer agent and registrar for the Common Stock.

                          SHARES ELIGIBLE FOR FUTURE RESALE


    Upon completion of the offering, the Company will have a total of 3,999,441 shares of Common Stock outstanding (assuming that the Underwriters' over-allotment option is not exercised). Of these shares, the 1,150,000 shares of Common Stock offered hereby will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined in the Securities Act, who would be required to sell such shares under Rule 144 under the Securities Act. The remaining 2,899,441 shares of Common Stock outstanding will be "restricted securities" as that term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act.



    Of the Restricted Shares, approximately 1,813,441 Restricted Shares will be eligible for sale in the public market pursuant to Rule 144, certain of which may be sold under Rule 144, beginning 90 days after the date of this Prospectus.
Most of such shares (approximately        Restricted Shares) of such shares are
subject to the lock-up agreements described below.


    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 40,000 shares upon completion of the offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement. The Securities and Exchange Commission has recently proposed to reduce the two and three-year holding periods under Rule 144 to one and two-year holding periods. If adopted, such amendment will permit earlier resales of shares of Common Stock.

    Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired pursuant to the exercise of outstanding options or the grant of Common Stock pursuant to written compensation plans or contract prior to this offering may be resold by persons other than affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its two-year minimum holding period.


    The Company's executive officers and directors (who in the aggregate hold approximately 1,611,980 Restricted Shares) have agreed not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them for a period of 18 months after the date of this Prospectus without the prior written consent of Sharpe Capital, Inc.  Furthermore, holders of most of the remaining
Restricted Shares (who in the aggregate hold approximately          Restricted
Shares) have agreed not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them for a period of 180 days after the date of this Prospectus without the prior written consent of Sharpe Capital, Inc. In addition, the Company has agreed that for a period of 18 months after the date of this Prospectus it will not, without the prior written consent of Sharpe Capital, Inc., offer, sell or otherwise dispose of any shares of Common Stock.



    As of September 30, 1996, options and warrants to purchase an aggregate of 2,114,002 shares of Common Stock were outstanding. The holders of substantially all of such options and/or warrants have the right in certain circumstances to require the Company to include such shares in a registration statement filed by the Company.


    Prior to the offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors-Shares Eligible for Future Sale."

                                     UNDERWRITING

    The Underwriters named below, represented by Sharpe Capital, Inc., ("the Representatives"), have severally agreed, subject to the terms contained in the Purchase Contract, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount and commissions set forth on the cover page of this Prospectus. The Purchase Contract provides that the obligations of the Underwriters are subject to certain conditions and that the Underwriters are committed to purchase all of such shares (other than the Common Stock covered by the over-allotment option as described below), if any are purchased.


                                                      Number of
         Underwriters                                 Shares
         ------------                                 ------


         Sharpe Capital, Inc.










                                                    ---------
           Total............................        1,150,000
                                                    ---------
                                                    ---------



    The Company has been advised by the Representatives that the Underwriters propose to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession of not more than $.__ per share, and that the Underwriters an such dealers may reallow to other dealers, including the Underwriters, a discount not in excess of $___ per share. After the public offering, the public offering price and concessions and discounts may be changed by the Representatives. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


    The Company has granted an option to the Underwriters, exercisable in the discretion of the Representatives for a period of 30 days after the date of this Prospectus, to purchase up to an additional 172,500 shares of Common Stock, at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Representatives may exercise this option only to cover over-allotments, if any. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase pro rata from the Company an aggregate percentage of such additional shares approximately equal to the percentage of shares it was obligated to purchase from the Company pursuant to the Purchase Contract.


    The Representatives have informed the Company that they do not expect any sales in excess of 5% of the number of shares of Common Stock offered hereby to be made to discretionary accounts by the Underwriters.

    The Company has agreed to pay the Representatives a non-accountable expense allowance of 3% of the offering proceeds, including any proceeds from the sale of shares subject to the Underwriter's over-allotment option, if exercised. The Representatives' expenses in excess of the non-accountable expense allowance, including its legal expenses, will be borne by the Representative. To the extent that the expenses of the Representatives are less than the non-accountable expense allowance, the excess may be deemed to be compensation to the Representative.

    The Purchase Contract provides that the Company and the Selling Shareholders will indemnify the Underwriters and their controlling persons against certain liabilities under the Securities Act or will contribute to payments the Underwriters and their controlling persons may be required to make in respect thereof. The company and the Selling Shareholders have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


    The Company has agreed to sell to the Representatives for a total of $115, warrants (the "Representatives Warrants") to purchase up to 115,000 shares of Common Stock at an exercise price per share equal to 120 % of the initial public offering price per share. The Representatives Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus, and are not transferable for a period of one year except to officers of the Representatives or any successor to the Representatives. In addition, the Company has granted certain rights to the holders of the Representatives Warrants to register the Common Stock underlying the Representatives Warrants.



    The Company and the officers and directors of the Company have agreed not to sell any shares of Common Stock prior to the expiration of eighteen (18) months from the date of this Prospectus, without the prior written consent of Sharpe Capital, Inc. Furthermore, holders of most of the remaining
Restricted Shares (who in the aggregate hold approximately _______________ Restricted Shares) have agreed not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them for a period of 180 days after the date of this Prospectus without the prior written consent of Sharpe Capital, Inc. See "Shares Eligible for Future Sale."


    Prior to this offering, there has been no market for the Common Stock of the Company. Accordingly, the initial public offering price has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price were the Company's results of operations, current financial condition and products, the markets addressed by the Company's products, the Company's future prospects, the experience of its management, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to the Company.

    The foregoing sets forth the material terms and conditions of the Purchase Contract, but does not purport to be a complete statement of the terms and conditions thereof, copies of which are on file at the offices of the Company and the Securities and Exchange Commission, Washington , D.C. See "Additional Information."


    The Company has granted the Representatives of the Underwriters a right of first refusal for three (3) years from the date of this offering on any public offering of its shares by the Company and by existing officers and directors, and the right to appoint a designee as an observer for five (5) years to meetings of the Board of Directors of the Company. It is presently anticipated that the observer initially will be Mr. Frank J. Lockwood of Sharpe Capital, Inc. Mr. Lockwood is the former Chairman of the Corporate Finance Committee of the NASD. The Company is obliged to pay the out-of-pocket expenses of such observer and compensation equal to that paid independent directors, if any.

                                    LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Swanson & Meepos, LLP, Santa Monica, California. Certain legal matters related to this offering will be passed upon for the Underwriters by Snow Becker Krauss P.C., New York, New York.


                                       EXPERTS

    The financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                                                     YOUNG MINDS, INCORPORATED

                                                 INDEX TO FINANCIAL STATEMENTS

==============================================================================

    Report of Independent Certified Public
       Accountants                                                     F-2


    Financial statements

        Balance sheets                                           F-3 - F-4

        Statement of operations                                        F-5

        Statement of stockholders' deficiency                    F-6 - F-8

        Statement of cash flows                                 F-9 - F-11


    Summary of accounting policies                             F-12 - F-15

    Notes to financial statements                              F-16 - F-25

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors
Young Minds, Incorporated



We have audited the accompanying balance sheets of Young Minds, Incorporated as of December 31, 1995, and June 30, 1996 and the related statements of operations, stockholders' deficiency and cash flows for each of the years ended December 31, 1994 and 1995 and June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Young Minds, Incorporated as of December 31, 1995, and June 30, 1996 and the results of its operations and its cash flows for each of the years ended December 31, 1994 and 1995, and June 30, 1996, in conformity with generally accepted accounting principles.


                                         BDO SEIDMAN, LLP

Los Angeles, California
August 31, 1996


                                                                       YOUNG MINDS, INCORPORATED

                                                                                  BALANCE SHEETS

================================================================================================
                                                  DECEMBER 31,        JUNE 30,      SEPTEMBER 30,
                                                     1995              1996             1996
-------------------------------------------------------------------------------------------------
                                                                                    (UNAUDITED)
ASSETS (NOTE 5)

CURRENT ASSETS
 Cash and cash equivalents                         $        -       $  120,567       $  214,550

Receivables:

 Due from factor  (Note 4)                             93,599           30,742          623,137
 Other accounts receivable, net of allowance for
  doubtful accounts of $5,000, $5,000 and $5,000      129,762          170,660          189,352
 Inventories (Note 3)                                 147,350          182,316          177,428
 Prepaid expenses and other                            15,908            3,419           30,936
 Deferred income taxes (Note 12)                            -          100,000          200,000
 Receivable from private placement (Note 10)          195,750                -                -
-----------------------------------------------------------------------------------------------
Total current assets                                  582,369          607,704        1,435,403



PROPERTY AND EQUIPMENT,
 net (Note 2)                                         427,858          453,349          427,442

SOFTWARE DEVELOPMENT COSTS, net of accumu-
 lated amortization of $688,246, $920,605
 and $1,048,525                                     1,594,856        1,714,444        1,784,829

DEFERRED LOAN COSTS, net of accumulated
 amortization of $0, $90,700 and $121,000
 (Note 10)                                            185,200          180,300          150,000

OTHER ASSETS                                          282,583           78,826           67,233
-----------------------------------------------------------------------------------------------

Total assets                                       $3,072,866       $3,034,623       $3,864,907
===============================================================================================


                                                                        YOUNG MINDS, INCORPORATED

                                                                                   BALANCE SHEETS

=================================================================================================
                                                  DECEMBER 31,        JUNE 30,      SEPTEMBER 30,
                                                     1995              1996             1996
-------------------------------------------------------------------------------------------------
                                                                                    (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
 Checks issued against future deposits             $   87,080       $        -       $        -
 Accounts payable                                   1,709,979        1,602,340        1,723,815
 Accrued expenses                                     284,395          304,511          429,369
 Accrued interest                                     285,594          232,350          215,809
 Accrued vacation                                     156,960          290,035          298,681
 Payroll taxes payable (Note 5)                       511,535          329,526          261,505
 Deferred revenue                                     351,685          358,108          378,627
 Notes payable to related parties, current portion
   (Note 6)                                           196,195                -                -
 Notes payable, current portion (Note 7)              500,617          242,500          272,500
 Obligations under capital leases, current portion
   (Note 8)                                            23,984           22,154           17,658
------------------------------------------------------------------------------------------------
Total current liabilities                           4,108,024        3,381,524        3,597,964

OBLIGATIONS UNDER CAPITAL LEASES, less current
   portion (Note 8)                                     6,786                -                -
NOTES PAYABLE, less current portion
   (Notes 7 and 10)                                 1,153,000        1,913,000        1,863,000
NOTES PAYABLE TO RELATED PARTIES, less current
  portion (Notes 6 and 10)                            220,000          198,609       $  198,609
-----------------------------------------------------------------------------------------------
Total liabilities                                   5,487,810        5,493,133        5,659,573
-----------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' DEFICIENCY
 Preferred stock, no par value, 5,000,000 shares
   authorized; none issued and outstanding                  -                -                -
 Common stock, no par value, 15,000,000 shares
   authorized; 3,095,230, 3,303,374, and
   3,274,441 shares issued and outstanding at
   December 31, 1995, June 30, 1996 and
   September 30, 1996 (Note 10)                     1,733,340        1,965,140        1,944,140
 Additional paid-in capital                           287,038          290,338          291,855
 Accumulated deficit                               (3,987,084)      (4,307,368)      (3,624,041)
 Shareholders notes receivable (Note 11)             (448,238)        (406,620)        (406,620)
-----------------------------------------------------------------------------------------------
Total stockholders' deficiency                     (2,414,944)      (2,458,510)      (1,794,666)
-----------------------------------------------------------------------------------------------
Total liabilities and stockholders' deficiency     $3,072,866       $3,034,623       $3,864,907
===============================================================================================

SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES, NOTES TO FINANCIAL STATEMENTS.


                                                              YOUNG MINDS, INCORPORATED

                                                                STATEMENT OF OPERATIONS

===========================================================================================================================
                                              YEARS ENDED DECEMBER 31,     YEAR ENDED      THREE MONTHS ENDED SEPTEMBER 30,
                                              ------------------------       JUNE 30,      --------------------------------
                                                1994             1995          1996               1995           1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                              (UNAUDITED)     (UNAUDITED)
NET SALES
 System Sales                                 $6,576,773      $6,347,827    $5,787,846        $1,355,149       $2,882,609
 Service Revenue                               1,070,279         703,727       914,391           270,822          216,922
---------------------------------------------------------------------------------------------------------------------------
NET SALES                                      7,647,052       7,051,554     6,702,237         1,625,971        3,099,531

COST OF SALES
 System Sales                                 $2,912,491      $3,163,490    $3,030,390        $  768,439       $1,236,581
 Service Revenue                                 103,235         110,900       103,128            26,680           13,515
---------------------------------------------------------------------------------------------------------------------------
COST OF SALES                                  3,015,726       3,274,390     3,133,518           795,119        1,250,096
---------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                   4,631,326       3,777,164     3,568,719           830,852        1,849,436

OPERATING COSTS AND EXPENSES
 Research and development                        437,377         364,923       402,560            88,447          132,160
 Selling, general and administrative           3,073,190       3,157,126     3,299,405           803,538        1,045,185
---------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                  1,120,759         255,115      (133,246)          (61,133)         672,091
INTEREST EXPENSE                                (609,842)       (746,538)     (808,192)         (206,661)        (173,978)
OTHER INCOME (EXPENSE)(NOTE 15)                 (408,874)       (207,494)       81,097           (54,159)          85,214
---------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                102,043        (698,917)     (860,341)         (321,953)         583,327
INCOME TAX BENEFIT                                     -               -       100,000                 -          100,000
---------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                            $   102,043     $  (698,917)   $ (760,341)       $ (321,953)      $  683,327
===========================================================================================================================
NET INCOME (LOSS) PER SHARE                  $      0.02     $     (0.16)   $    (0.16)       $    (0.07)      $     0.12
===========================================================================================================================
WEIGHED AVERAGE COMMON
 STOCK OUTSTANDING                             4,437,603       4,258,497     4,770,164         4,531,247        5,794,066
===========================================================================================================================

   SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES, NOTES TO FINANCIAL STATEMENTS.



                                                                                                   YOUNG MINDS, INCORPORATED

                                                                                       STATEMENT OF STOCKHOLDERS' DEFICIENCY

============================================================================================================================
                                                     COMMON STOCK                                  SHAREHOLDERS
                                               -------------------------  ADDITIONAL   ACCUMULATED      NOTES
                                                 SHARES         AMOUNT      CAPITAL      DEFICIT     RECEIVABLE        TOTAL
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                        1,899,899      1,040,390     281,013   (3,390,210)           -       (2,068,807)
Conversion of trade payables to common
 stock                                             13,446         12,500           -            -            -           12,500
1:1.028 reverse stock split, January, 1994        (52,115)             -           -            -            -                -
Issuance of common stock to employees              44,000          5,500           -            -            -            5,500
Net income                                              -              -           -      102,043            -          102,043
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                      1,905,230      1,058,390     281,013   (3,288,167)           -       (1,948,764)
Stock purchased with notes
 (Note 11)                                        825,000        191,250           -            -     (191,250)               -

Net loss (January 1, 1995 - June 30, 1995)              -              -           -     (258,860)           -         (258,860)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1995                          2,730,230      1,249,640     281,013   (3,547,027)     (191,250)     (2,207,624)

Issuance of shares in private placement,
  net of offering costs (Note 10)                 210,000        163,700          --           --            --         163,700

Stock purchased with notes (Note 11)               90,000        270,000          --           --      (270,000)             --

Payment on notes receivable                            --             --          --           --        13,012          13,012

Shareholder contribution                               --             --       6,025           --            --           6,025

Stock for services                                 65,000         50,000          --           --            --          50,000

Net loss (July 1, 1995 - December 31, 1995)            --             --          --     (440,057)           --        (440,057)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                      3,095,230      1,733,340     287,038   (3,987,084)     (448,238)     (2,414,944)

Issuance of shares in private placement,
 net of offering costs (Note 10)                  250,000        237,600          --           --            --         237,600

Shareholder contributions                              --             --       3,300           --            --           3,300

Repayments of shareholders notes receivable            --             --          --           --        41,618          41,618

Cancellation of shares in conjunction with
  lawsuit settlement                              (41,856)        (5,800)         --           --            --          (5,800)

Net loss (January 1, 1996 - June 30, 1996)             --             --          --     (320,284)           --        (320,284)
-------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1996                          3,303,374     $1,965,140    $290,338  $(4,307,368)    $(406,620)    $(2,458,510)

Shareholder contributions (unaudited)                  --             --       1,517           --            --           1,517

Cancellation of shares in
 conjunction with lawsuit
 settlement (unaudited)                           (28,933)       (21,000)         --           --            --         (21,000)

Net Income (July 1, 1996-
 September 30, 1996) (unaudited)                       --             --          --      683,327            --         683,327
-------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996
 (unaudited)                                    3,274,441     $1,944,140    $291,855  $(3,624,041)    $(406,620)    $(1,794,666)
===============================================================================================================================

                                        SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES, NOTES TO FINANCIAL STATEMENTS.

                                                                YOUNG MINDS, INCORPORATED

                                                                  STATEMENT OF CASH FLOWS

==============================================================================================================================
INCREASE (DECREASE) IN CASH
                                                                                               THREE MONTHS      THREE MONTHS
                                                   YEARS ENDED DECEMBER 31,    YEAR ENDED         ENDED              ENDED
                                                   ------------------------     JUNE 30,       SEPTEMBER 30,     SEPTEMBER 30,
                                                      1994           1995         1996             1995              1996
------------------------------------------------------------------------------------------------------------------------------
                                                                                                (UNAUDITED)       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                               $   102,043     $(698,917)    $(760,341)      $(321,953)        $683,327
  Adjustments to reconcile net income
    (loss) to net cash provided by (used in)
    operating activities:
      Depreciation                                    117,997       150,622       160,044          40,298           41,267
      Amortization of capitalized software costs      206,235       361,592       430,217          94,878          127,920
      Amortization of deferred loan costs                  --            --        90,700              --           30,300
      Interest on capital lease obligations             6,253         4,538         2,740           1,562              280
      Nonmonetary exchange included in sales          (99,702)      (70,582)           --              --               --
      Stock issued for services                        12,500        50,000            --              --               --
      Stock compensation expenses                       5,500            --            --              --               --
      Deferred income taxes                                --            --      (100,000)             --         (100,000)
      Gain from cancellation of common stock               --            --            --              --          (21,000)
      Increase (decrease) from changes in:
        Accounts receivable                        (1,162,583)      681,063       717,088         597,526       (1,274,451)
        Inventories                                  (162,295)       41,308       (73,423)         82,401            4,888
        Prepaid expenses and other current
          assets                                      (99,863)      106,251         9,401           3,720          (27,517)
        Other assets                                   15,347      (464,085)      187,466         (10,977)          11,593
        Accounts payable                              682,417       (74,387)     (231,880)       (131,123)         121,475
        Accrued liabilities                            62,970       234,231       114,384          92,545          116,964
        Payroll taxes payable                         (18,441)     (157,203)     (219,546)        (55,385)         (68,021)
        Deferred revenue                              213,091      (229,828)     (250,900)       (182,245)          20,519
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating
  activities                                         (118,531)      (65,397)       75,950         211,247         (332,455)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                 (99,850)       (7,913)     (134,143)         (7,863)         (15,360)
  Capitalized software development costs             (874,959)     (718,981)     (719,517)       (162,091)        (198,305)
------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                (974,809)     (726,894)     (853,660)       (169,954)        (213,665)
------------------------------------------------------------------------------------------------------------------------------

                                                                YOUNG MINDS, INCORPORATED

                                                                  STATEMENT OF CASH FLOWS

==============================================================================================================================
INCREASE (DECREASE) IN CASH                                                                    THREE MONTHS      THREE MONTHS
                                                   YEARS ENDED DECEMBER 31,    YEAR ENDED         ENDED              ENDED
                                                   ------------------------     JUNE 30,       SEPTEMBER 30,     SEPTEMBER 30,
                                                      1994           1995         1996             1995              1996
------------------------------------------------------------------------------------------------------------------------------
                                                                                                (UNAUDITED)       (UNAUDITED)
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of notes payable
    to related parties                                109,500       225,000            --              --               --
  Payments on notes payable to related
    parties                                           (10,000)      (14,132)     (411,716)         (9,999)              --
  Proceeds from repayments of
    notes receivable from shareholders                     --        13,012        54,631              --               --
  Net increases (decreases) in advances
   from factor                                        754,806      (158,347)     (473,727)        (76,689)         663,364
  Proceeds from issuance of notes payable             200,000         6,963            --             674               --
  Payments on notes payable                            (4,376)     (135,196)     (333,934)        (20,253)         (20,000)
  Payments on obligations under capital
    leases                                            (20,359)      (20,359)      (19,492)         (7,100)          (4,777)
  Checks issued against future deposits                36,255        50,825            --              --               --
  Shareholder contribution and other sales
    of securities                                          --         6,025        12,805           3,096            1,517
  Net proceeds from private placement (Note 10)            --       818,500     2,011,250              --               --
------------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities           1,065,826       792,291       839,817        (110,271)         640,104
------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                       (27,514)           --        62,107         (68,978)          93,983

CASH AND CASH EQUIVALENTS, at beginning of year        27,514            --        58,460          58,460          120,567
------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, at end of year          $       --     $      --       120,567         (10,518)         214,550
==============================================================================================================================

CASH PAYMENTS DURING THE PERIOD FOR
  INTEREST                                         $  478,559     $ 636,280      $765,084        $132,382          $95,020
==============================================================================================================================


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

During the year ended December 31, 1994, the Company issued common stock in exchange for services in the amount of $12,500.

During the years ended December 31, 1995 and June 30, 1996, the Company issued common stock in exchange for services relating to the private placement in the amount of $50,000.

During the year ended December 31, 1995, the Company issued 915,000 shares of common stock to shareholders in exchange for notes receivable in the aggregate amount of $461,250.

During the year ended June 30, 1996, the Company issued 90,000 shares of common stock to shareholders in exchange for notes receivable in the aggregate amount of $270,000.

During the year ended June 30, 1996, the Company cancelled 41,856 shares of common stock in conjunction with the settlement of a lawsuit.


During the quarter ended September 30, 1996, the Company cancelled 28,933 shares of common stock in conjunction with the settlement of a lawsuit. (unaudited)


SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES, NOTES TO FINANCIAL STATEMENTS.

                                                       YOUNG MINDS, INCORPORATED

                                                  SUMMARY OF ACCOUNTING POLICIES

================================================================================

ORGANIZATION

Young Minds, Incorporated (the "Company") was incorporated in the state of California on March 15, 1989 as an "S" Corporation. The Company changed its incorporation to that of a "C" Corporation in February, 1993. The Company develops, manufactures and markets CD-ROM software and hardware products.

In July 1996, the Company changed its year end from December 31 to June 30 for financial reporting purposes (Note 13). The six month period ended December 31, 1995, is included in the results of operations for the years ended December 31, 1995 and June 30, 1996.

INTERIM FINANCIAL INFORMATION

The financial data as of September 30, 1996 and for the three month periods ended September 30, 1995 and 1996 is unaudited but includes all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of the financial position at such date and the results of operations and cash flows for those periods. Operating results for the three month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ending June 30, 1997.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company's cash investments are placed with high credit quality financial institutions and may exceed the amount of federal deposit insurance. The Company reviews a customers credit history before extending credit.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company records its allowance for doubtful accounts based on the greater of (i) the specific dollar amount of receivables which the Company currently estimates to be uncollectible or (ii) a minimum general reserve.

INVENTORIES

Inventories consist primarily of computer hardware and are stated at the lower of cost, "first-in, first-out," or market.

PROPERTY AND EQUIPMENT

Property and equipment, including certain assets under capital leases, are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over estimated useful lives of five to seven years, or over the lesser of the term of the lease or the estimated useful life for assets under capital leases.

SOFTWARE DEVELOPMENT COSTS


Software development costs include direct costs related to certain ongoing software product and products enhancement projects. Such costs primarily consist of direct salaries and related benefits, payroll taxes and overhead. Statement of Financial Accounting Standards No. 86 provides for the capitalization of certain software development costs once technological feasibility has been established upon completion of a detail program design. The Company ceases capitalizing such costs when the product derived from the project is available for general release to customers. These costs are amortized on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. The current products underlying the balance of software development costs have estimated economic lives of five years. The Company evaluates the recoverability of any software development costs capitalized by comparing the net realizable value, determined pursuant to management's estimates of future product cash flows, with the unamortized balance of software development costs. Amortization of $206,235, $361,592, $430,217, $94,878 and $127,920 was included in cost of sales for the years ended December 31, 1994 and 1995 and June 30, 1996, and the three months ended September 30, 1995 and 1996 (UNAUDITED).

                                                       YOUNG MINDS, INCORPORATED

                                                  SUMMARY OF ACCOUNTING POLICIES

================================================================================

DEFERRED LOAN COSTS

Deferred loan costs are capitalized and amortized over the life of the related notes payable, which is two years.

REVENUE RECOGNITION

The Company recognizes revenue from the sales of software upon delivery of the software to the customer, provided that no significant vendor obligations remain outstanding and the collection of the resulting receivable is deemed probable by management. The Company defers the recognition of revenue on shipments of software until these conditions are met. The Company also has post customer support ("PCS") agreements bundled with certain systems and offers renewals to customers on the PCS agreement. The Company recognizes revenues relating to the PCS portion of bundled systems and PCS agreements on a straight-line basis over the terms of the agreements.


NONMONETARY EXCHANGES

Nonmonetary exchanges are recorded at the fair value of the asset surrendered or received, whichever is more clearly evident.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations when incurred.

INCOME TAXES

The Company accounts for income taxes in accordance with the Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

LONG-LIVED ASSETS

The Company accounts for long-lived assets in accordance with the Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121). SFAS 121 establishes guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, and certain identifiable intangible assets, should be recognized and how impairment losses should be measured. Adoption did not have a material effect on its financial position or results of operations.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and due from factor approximated fair value as of December 31, 1995, June 30, 1996 and September 30, 1996 (UNAUDITED) because of the relatively short maturity of these instruments. It is not practicable to estimate the fair value of the related party notes payable or shareholders notes receivable of the Company due to their related party nature. The carrying amounts of notes payable approximate their fair values due to the rates of these notes approximating the rates for loans with similar terms and maturities.

                                                       YOUNG MINDS, INCORPORATED

================================================================================

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is based upon the weighted average number of common shares and common stock equivalents outstanding during each period, as adjusted for the effect of the application of Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83. Pursuant to SAB No. 83, common stock issued by the Company at a price less than the initial public offering price during the twelve months immediately preceding the initial filing of the offering together with common stock options and convertible debt issued during such period with an exercise price less than the initial public offering price, are treated as outstanding for all periods presented. Earnings (loss) per share is computed using a treasury stock method, under which the number of shares outstanding reflects an assumed use of the proceeds from the issuance of such shares and from the assumed exercise of such options and convertible debts, to repurchase shares of the Company's common stock at the initial public offering price. Except for the provisions of SAB No. 83 described above, common stock equivalents have been excluded in all years presented in the Statements of Operations when the effect of their inclusion would be anti-dilutive.

NEW ACCOUNTING PRONOUNCEMENTS

Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) issued by the Financial Accounting Standards Board (FASB) is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The new standard established a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. At the present time, the Company has not determined if it will change its accounting policy for stock based compensation or only provide the required financial statement disclosures. As such, the impact on the Company's financial position and results of operations is currently unknown.

Statements of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125) issued by the Financial Accounting Standards Board (FSAB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive applications is not permitted. The new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operations.

                                                       YOUNG MINDS, INCORPORATED

================================================================================

1. LIQUIDITY

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At June 30, 1996, the Company has negative working capital of approximately $2.8 million and a stockholders' deficiency of approximately $2.5 million.

   The funding of the Company's operations and servicing of existing debt is dependent upon increasing sales of its core products and extending payment terms on various current liabilities. During the months of March 1996 through June 1996, the Company hired a new Executive Vice President of Sales, who has redefined the Company's approach to selling its products in conjunction with hiring additional sales and marketing personnel to help bolster sales during fiscal 1997. This redefinition of the Company's selling approach, from its former regional, territorial approach, includes
   (1) securing sales agreements with value added resellers in specific, targeted industries, (2) developing relationships with targeted personnel in the Company's largest customers to allow the Company to market its products horizontally and vertically within the various divisions of these customers, (3) hiring a manager of government sales, who is currently located in Washington D.C., with experience in government sales and moving sales and products through this environment and (4) hiring a manager of international sales to promote and sell the Company's products worldwide. In addition to the above, the Company has established verbal agreements with significant short-term creditors to allow for the repayment of debts over periods in excess of one year on an as needed basis. Based on the above plans and their ongoing implementation, management believes that the Company will return to profitable operations and meet its obligations on a timely basis. However, there is no assurance that these plans will be successful.

   During the three months ended September 30, 1996 (UNAUDITED), the Company was able to significantly increase net sales as compared to the quarter ended September 30, 1995 (UNAUDITED), which resulted in net income of $683,327 for the three months ended September 30, 1996 (UNAUDITED). In addition, the Company was able to improve its negative working capital and stockholders' deficiency positions to $2.2 million and $1.8 million as of September 30, 1996 (UNAUDITED).

2. PROPERTY AND EQUIPMENT, NET

   Property and equipment consists of the following:

                                      DECEMBER 31,    JUNE 30,    SEPTEMBER 30,
                                          1995         1996           1996
--------------------------------------------------------------------------------
                                                                   (UNAUDITED)
     Computer equipment and
       purchased software               $ 759,592   $ 862,841      $878,202
     Office equipment                      57,926      57,926        57,925
     Vehicles                              20,808      20,808        20,808
     Leasehold improvements                14,197      14,197        14,197
-------------------------------------------------------------------------------
                                          852,523     955,772       971,132
     Accumulated depreciation            (424,665)   (502,423)     (543,690)
-------------------------------------------------------------------------------
                                         $427,858   $ 453,349     $ 427,442
===============================================================================

                                                       YOUNG MINDS, INCORPORATED

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

2. PROPERTY AND EQUIPMENT, NET (CONTINUED)

                                         DECEMBER 31,   JUNE 30,   SEPTEMBER 30,
                                            1995         1996          1996
--------------------------------------------------------------------------------
                                                                    (UNAUDITED)
   Equipment acquired under capital
    leases included above:
     Computer equipment                  $  77,186      $ 77,186     $ 77,186
     Accumulated depreciation              (47,598)      (55,315)     (59,528)
--------------------------------------------------------------------------------
                                         $  29,588      $ 21,871     $ 17,658
================================================================================
3. INVENTORIES

   Inventory consists of:
                                         DECEMBER 31,  JUNE 30,   SEPTEMBER 30,
                                            1995         1996          1996
-------------------------------------------------------------------------------
                                                                   (UNAUDITED)
   Raw Materials                         $  72,062    $119,976      $115,422
   Work in process                           3,798      18,366         2,005
   Finished goods                           71,490      43,974        60,001
-------------------------------------------------------------------------------
                                         $ 147,350    $182,316      $177,428
===============================================================================

4. DUE TO FACTOR

    During 1994, the Company entered into an agreement with a factor whereby funds are advanced on sales orders and advances of up to 50% of sales orders and 80% of accounts receivable. The factor charges a fee of 2.5% every fifteen days on sales orders and 1.25% every fifteen days on accounts receivable. Upon collection by the factor, the factor deducts total interest earned and remits the remaining funds, less amounts previously advanced, to the Company.

    The amount due from factor consisted of the following:

                                         DECEMBER 31,  JUNE 30,   SEPTEMBER 30,
                                            1995         1996          1996
-------------------------------------------------------------------------------
                                                                  (UNAUDITED)
   Factored Receivables                  $ 690,058    $ 426,750   $ 1,682,509
   Advances                               (596,459)    (396,008)   (1,059,372)
-------------------------------------------------------------------------------
                                         $  93,599       30,472       623,137
===============================================================================

    The weighted average advances outstanding under the factoring agreement were $827,137, $699,918, $542,617, $760,276 and $627,931 for the years ended December 31, 1994 and 1995, and June 30, 1996, and for the quarters ended September 30, 1995 and 1996 (UNAUDITED). The weighted average annual interest rates were 59%, 38% and 43% for the years ended December 31, 1994 and 1995, and June 30, 1996. The weighted average interest rates for the quarters ended September 30, 1995 and 1996 (UNAUDITED) were 56% and 68% respectively.

                                                       YOUNG MINDS, INCORPORATED

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

5. PAYROLL TAXES PAYABLE

   As of December 31, 1995, June 30, 1996 and September 30, 1996 (UNAUDITED), the Company owes delinquent payroll taxes of $511,535, $329,526, and $261,505 to the IRS, which includes interest and penalties. During 1994, the Company reached an agreement with the IRS, whereby the Company pays $25,000 a month to satisfy its delinquent liabilities. As of June 30, 1996 and September 30, 1996 (UNAUDITED), the Company was in compliance with the agreement. In accordance with its general procedure for delinquent taxes that are to be satisfied under a deferred arrangement, the IRS has filed formal liens against the assets of the Company.

6. NOTES PAYABLE TO RELATED PARTIES

   A summary of notes payable to related parties is as follows:

                                         DECEMBER 31,   JUNE 30,   SEPTEMBER 30,
                                             1995         1996         1996
------------------------------------------------------------------------------
                                                                   (UNAUDITED)
   Unsecured notes payable to stockholders,
    interest payable at 12% per year, due
    December 31, 1997                     $    -        $180,000     $180,000

   Unsecured notes payable to stockholders,
    interest payable at 10% per year, due
    December 31, 1997, amount was repaid
    during June, 1996.                      220,000         -           -

   Unsecured notes payable to stockholders,
    interest payable at 12% per annum,
    payable on demand, amount was repaid
    during March, 1996.                     108,695         -           -

   Unsecured notes payable to a stockholder,
    interest payable at 10% per year. The
    unpaid  principal and accrued interest
    on the notes are delinquent and
    therefore the notes are payable on
    demand, amount was repaid during
    March, 1996.                             75,000         -           -

   Unsecured notes payable to a stockholder,
    interest payable at 10%, due on demand   12,500         -           -
   Other                                        -        18,609        18,609
--------------------------------------------------------------------------------
                                            416,195     198,609       198,609
   Less current portion                    (196,195)        -           -
--------------------------------------------------------------------------------
                                          $ 220,000    $198,609      $198,609
================================================================================

7. NOTES PAYABLE

   A summary of notes payable is as follows:
                                          DECEMBER 31,   JUNE 30,  SEPTEMBER 30,
                                              1995        1996         1996
--------------------------------------------------------------------------------
                                                                   (UNAUDITED)
   Unsecured notes payable to individuals
   and companies, interest payable at
   12% per year, due December 31, 1997
   (Note 10)                               $840,000   $1,660,000   $1,660,000

   Unsecured note payable to an individual,
    with interest at 16% per year.  The
    unpaid principal and accrued interest
    were due on March 4, 1993.  The note is
    personally guaranteed by two officers of
    the Company. Subsequent to year end, the
    terms of the note were modified in
    conjunction with the settlement of a
    lawsuit (Note 9)                        163,000     163,000       163,000

   Unsecured note payable to an individual,
    interest payagle at 16% per year. The
    unpaid principal and accrued interest
    were due on April 10, 1993. The note is
    personally guaranteed by two officers of
    the Company. Subsequent to  year end,
    the terms of the note were  modified in
    conjunction with the settlement of a
    lawsuit (Note 9)                        200,000     200,000       200,000

   Unsecured note payable to an individual,
    with interest at 24% per year.  The
    principal and accrued interest were due
    on September 15, 1993                    10,000       5,000         5,000

   Unsecured notes payable to individuals,
    with interest at 10% to 12% per year.
    The unpaid principal and accrued interest
    on the notes are delinquent and therefore
    the notes are payable on demand          327,500    127,500       107,500

   Unsecured note payable to a company with
    interest at 10% per year.  The principal
    and accrued interest were due on
    August 3, 1994. The note is personally
    guaranteed by an officer of the Company,
    amount was repaid during March, 1996.    50,000       -              -

   Note payable to an individual, noninterest-
    bearing, payable from the proceeds of a
    software project, due on demand. Amount
    was repaid during March, 1996.           55,000       -              -

   Other                                      8,117       -              -
-------------------------------------------------------------------------------
                                          1,653,617   2,155,500     2,135,500
   Less current portion                    (500,617)   (242,500)     (272,500)
-------------------------------------------------------------------------------
                                         $1,153,000  $1,913,000    $1,863,000
===============================================================================

                                                       YOUNG MINDS, INCORPORATED

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================
8. OBLIGATIONS UNDER CAPITAL LEASES

   The future minimum lease payments under capitalized equipment leases together with the present value of the minimum lease payments as of June 30, 1996 and September 30, 1996 are as follows:


                                                 JUNE 30,  SEPTEMBER 30,
                                                   1996        1996
-------------------------------------------------------------------------
                                                            (UNAUDITED)
   Total minimum lease payments                  $23,534     $18,757

   Less amount relating to interest               (1,380)     (1,099)
-------------------------------------------------------------------------

   Present value of minimum lease
     payments under capital leases               $22,154     $17,658
=========================================================================

9. COMMITMENTS AND CONTINGENCIES

   The Company leases its facilities on a month to month basis. Rent expense was $166,388, $170,190, $156,265, $36,943 and $35,650 for the years ended
   December 31, 1994 and 1995, June 30, 1996, and the three months ended September 30, 1995 and 1996 (UNAUDITED).

   The Company is in a dispute with an individual for amounts representing additional interest owed, if any, by the company under two promissory notes payable with aggregate unpaid principal of $363,000 which has been recorded in the Company's balance sheets at December 31, 1995 and June 30, 1996. Subsequent to year end, the Company and the individual agreed to settle this lawsuit whereby the Company will repay the $363,000 in principal in monthly installments beginning on October 15, 1996. No interest will accrue on these notes until February 1998, at which time the then outstanding balance will accrue interest at 10% per annum until that remaining principal is repaid.

   The Company is a defendant in one other lawsuit, which is considered to be in the normal course of business. In the opinion of management, the outcome of the lawsuit now pending will not materially affect the operations or the financial position of the Company.

   In 1996, the Company entered into three year employment agreements with three members of management.

10. COMMON STOCK

    In December 1995, in conjunction with a private placement of notes payable and common stock, the Company generated gross proceeds of $1,050,000. The Company sold 42 units, with each unit consisting of one $20,000 note, 5,000 shares of common stock and 5,000 warrants granted at an exercise price of $1 per share which represents the fair market value of the Company's common stock at that time. Of the gross proceeds, $840,000 (80%) relates to notes payable and $210,000 (20%) relates to the sale of 210,000 shares of common stock. Expenses relating to the private placement amounted to $231,500, of which $185,200 (80%) was recorded as a deferred loan cost and $46,300 (20%) was offset against the proceeds allocated to common stock. Although the notes payable and common

                                                       YOUNG MINDS, INCORPORATED

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

10. COMMON STOCK (CONTINUED)

    stock were issued during the year ended December 31, 1995, $195,750 of net proceeds were not received until after year end. Thus, this amount is shown as a receivable from private placement in the balance sheet at December 31, 1995 and was collected in the first quarter of 1996.

    In the first quarter of 1996, the Company completed this private placement through the issuance of 50 additional units, generating gross proceeds of $1,250,000. Expenses related to the private placement in the first quarter of 1996 amounted to $107,250, of which $85,800 was recorded as a deferred loan cost and $21,450 was offset against the proceeds of common stock.

    During the year ended December 31, 1995, stock was issued to shareholders through the issuance of notes receivable to those shareholders. See Note 11.

    During the year ended December 31, 1995, the Company issued 65,000 shares of stock for services in the amount of $50,000, which represents the fair market value of these services.

   COMMON STOCK WARRANTS/OPTIONS                          SHARES
----------------------------------------------------------------

   Balance outstanding, January 1, 1994                  261,606
    Warrants/options granted at $.05  per share          145,000
    Warrants/options granted at $1.00 per share          325,500
    Warrants/options granted at $1.50 per share          100,000
    Warrants/options granted at $2.00 per share           30,000
----------------------------------------------------------------

   Balance outstanding, December 31, 1994                862,106
    Warrants/options exercised at $.05 per share         (75,000)
    Warrants/options expired at $1.00 per share         (290,000)
    Warrants/options expired at $1.91 per share          (26,161)
    Warrants/options expired at $3.82 per share          (78,483)
    Warrants/options granted at $0.50 per share          690,000
    Warrants/options granted at $1.00 per share          210,000
----------------------------------------------------------------

   Balance outstanding, December 31, 1995              1,292,462
    Warrants/options granted at $1.00 per share          815,000
----------------------------------------------------------------

   Balance outstanding, June 30, 1996                  2,107,462
    Warrants/options granted at $0.96 per share
     (unaudited)                                           6,540
----------------------------------------------------------------

   Balance outstanding, September 30, 1996 (unaudited) 2,114,002
================================================================

    The above warrants/options to shareholders and vendors at grant date were for exercise prices at or above the estimated fair market value of the common stock. All warrants/options are currently exercisable and expire between one and five years subsequent to June 30, 1996.

                                               YOUNG MINDS, INCORPORATED

                                           NOTES TO FINANCIAL STATEMENTS

========================================================================

11. SHAREHOLDERS NOTES RECEIVABLE

    On April 18, 1995, three shareholders entered into note agreements with the Company for an aggregate amount of $187,500. The proceeds were used by the shareholders to purchase 750,000 shares of common stock at fair market value. The notes bear interest at the rate of 7.53% per year. The principal and accrued but unpaid interest for each note is due on April 18, 2005.

    On May 31, 1995, one shareholder entered into a note agreement with the Company for the amount of $3,750. The proceeds were used by the shareholder, upon exercise of a warrant granted during 1994, to purchase 75,000 shares of common stock. The note bears interest at the rate of 7.53% per year. The principal and accrued but unpaid interest for the note is due on May 31, 2005.

    On December 28, 1995, three shareholders entered into note agreements with the Company for an aggregate amount of $270,000. The proceeds were used by the shareholders to purchase 90,000 shares of common stock. The notes bear interest at the rate of 7.53% per year. The principal and accrued but unpaid interest for each note is due on December 31, 2005.

12. INCOME TAXES

    The Company has approximately $1,249,000, $1,348,000 and $1,100,000 of net deferred tax assets at December 31, 1995, June 30, 1996 and September 30, 1996 (UNAUDITED). The deferred taxes are primarily a result of a net operating loss carryforwards of $3,068,000, $3,488,000 and $2,975,000 for federal income taxes and $1,533,000, $1,743,000 and $1,487,000 for state income taxes at December 31, 1995, June 30, 1996 and September 30, 1996 (UNAUDITED). The net operating loss carryforwards expire in various years through 2011. The Tax Reform Act of 1986 contains provisions which limit the federal net operating loss carryforwards available that can be used in any given year in the event of certain occurrences, which include significant ownership changes. The remaining deferred tax differences are a result of the vacation accrual and differences between accumulated depreciation for books and tax. At June 30, 1996, based upon the expected results of management's plans as discussed in Note 1 and detailed within the Company's fiscal 1997 budgets, management believes that it is more likely than not that $100,000 of the net deferred tax asset will be realized. In addition, based upon the results of the Company's Operations for the three months ended September 30, 1996 (UNAUDITED), management has increased the balance of its unreserved deferred tax asset to $200,000 as of September 30, 1996 (UNAUDITED). Due to management not being able to conclude that it is more likely than not that the remaining deferred tax assets will be realized, a valuation allowance has been recorded on these remaining assets as of December 31, 1995, June 30, 1996 and September 30, 1996 (UNAUDITED).

13. CONDENSED FINANCIAL DATA - UNAUDITED

    In July 1996, the Company changed its year end from December
    31 to June 30 for financial reporting purposes. Unaudited condensed financial data for the six month period ended
    December 31, 1995, which is included in the results of operations and cash flows for the years ended December 31, 1995, and June 30, 1996, is as follows:


                                                          AMOUNT
--------------------------------------------------------------------
   Net sales                                            $3,648,412
   Net loss                                               (440,057)
   Loss per share of common stock                       $    (0.10)
   Weighted average number of shares outstanding         4,542,247
   Cash flows from operating activities                 $ (123,763)
   Cash flows from investing activities                 $ (398,464)
   Cash flows from financing activities                 $  376,687
====================================================================

                                               YOUNG MINDS, INCORPORATED

                                           NOTES TO FINANCIAL STATEMENTS

========================================================================

14. SIGNIFICANT CUSTOMER

    During the years ended December 31, 1995 and June 30, 1996, approximately 12% and 11% of the Company's net sales were made to one customer. During the year ended June 30, 1996, one additional customer accounted for 10% of the Company's net sales. During the three months ended September 30, 1996 (UNAUDITED), approximately 26%, 13% and 10% of the Company's net sales were made to three individual customers. The Company did not have net sales to one customer equal to or in excess of 10% during the year ended December 31, 1994, and the three months ended
    September 30, 1995 (UNAUDITED).

15. OTHER INCOME (EXPENSE)

    Other expense for the years ended December 31, 1994 and 1995 primarily relate to consulting and legal fees incurred in connection with an unsuccessful initial public offering in 1994, and an unsuccessful private placement attempt in the first six months of 1995. Other income for the year ended June 30, 1996 primarily consists of amounts received from the settlement of a lawsuit and the settlement of an outstanding liability for less than its recorded value. Other income for the three months ended September 30, 1996 (UNAUDITED) primarily consists of the settlement of a lawsuit for an amount less than what had been accrued on the Company's accounts and the cancellation of shares of stock in conjunction with the settlement of a different lawsuit.

16. SUBSEQUENT EVENTS

    The Company anticipates an initial public offering of its common stock. Net proceeds of the offering are expected to repay certain indebtedness and provide additional working capital.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Additional Information....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   10
Dividend Policy...........................................................   10
Capitalization............................................................   11
Dilution..................................................................   12
Selected Financial Data...................................................   13
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   14
Business..................................................................   23
Management................................................................   29
Certain Transactions......................................................   32
Principal and Selling Shareholders........................................   34
Description of Capital Stock..............................................   35
Shares Eligible for Future Resale.........................................   36
Underwriting..............................................................   37
Legal Matters.............................................................   39
Experts...................................................................   39
Index to Financial Statements.............................................  F-1


                            ------------------------


    UNTIL            , 1997 (45 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THESE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



                                1,150,000 SHARES


                               YOUNG MINDS, INC.


                                     [LOGO]


                                  COMMON STOCK

                             ---------------------

                              P R O S P E C T U S

                             ---------------------


                              SHARPE CAPITAL, INC.


                                          , 1996

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Section 317 of the California Corporations Code permits a corporation to grant indemnification to directors, officers and other agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including expenses, arising in connection with federal securities laws, including but not limited to the Securities Act of 1933, as amended. Pursuant to the Articles of Incorporation, as amended, and the Bylaws of the Company, the Company is authorized to indemnify its directors, officers and other agents to the full extent permitted by law and has indemnified its directors for monetary damages to the full extent permitted by law.


ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

              ITEM                                             AMOUNT
              ----                                             ------
              Registration fee                                 $5,671
              Blue Sky fees and expenses*                      45,000
              Legal fees and expenses (other than Blue Sky)*   75,000
              Accounting fees and expenses*                    45,000
              Printing costs*                                  45,000
              Transfer agent fees*                              2,000
              Miscellaneous*                                   31,000
                                                               ------
                    Total..............................      $248,671

------------------
*Estimated.




ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

    The numbers for shares shown below have been adjusted, were appropriate, to reflect two reverse stock splits effected by the Company in December 1993 and January 1994.


    In September 1993, as partial consideration for consulting services to be performed, the Company granted an option to purchase 78,481 shares at $0.96 per share, with the right to exercise the option for 13,080 shares accruing every six months. The option grants the holder certain registration rights with respect the shares which may be acquired upon exercise of options. Such rights have been waived with respect to this offering. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.



    In October 1993, the Company issued 26,160 shares of Common Stock to an employee of the Company as a bonus in exchange for services rendered. For purposes of the issuance, such shares were valued at $0.96 per share. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


    In October 1993, the Company issued options to purchase 39,240 shares of Common Stock in exchange for legal services to be provided. The options were exercisable at $0.96 per share. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

    In November 1993, the Company entered into a Stock Option Agreement with two individuals as part of an arrangement pursuant to which such persons lent $50,000 to the Company. The holders of the options would be entitled to acquire at a purchase price of $50,000 (i) an amount of securities from the Company equivalent to that which an investor of $50,000 in the Company's then proposed bridge financing plan would be able to acquire or (ii) if no bridge financing transaction had occurred by January 15, 1994, the number of shares of Common Stock determined by dividing $50,000 by the most recent price at which the company had sold its Common Stock. If no bridge financing occurred by January 15, 1994, the option would expire on January 31,1994. The options were exercisable at $.25 per share. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


    In December 1993, the Company sold a total of 26,160 shares to two individuals at a price of $1.91 per share. The Company believes that the offering was exempt from registration under the Securities Act by reason of
Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


    In January 1994, The Company borrowed $75,000 each from two individuals.
The Company also granted each lender an option to purchase 15,000 shares of Common Stock. The purchase price for the shares would be $1.50 per share, later amended to $2 per share, subject to adjustment downward if the Company did not conduct an initial public offering of its Common Stock. In order to comply with the requirements of the Company's proposed underwriters, Mr. Cote offered, for no consideration, to donate the shares of Common Stock to be delivered upon exercise of the option. As a result of the termination of the proposed underwriting, the Company did not accept his offer. The option terminates on the date which is three months after the Company has notified the holders that the Company is prepared to delivered registered shares upon the exercise of such option. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

    In February 1994, in connection with a loan of $150,000 to the Company, it granted an option to purchase 100,000 shares of Common Stock at $1.50 per share. The option must be exercised no later than one year after the Company notifies the holder that the Company is prepared to deliver registered shares upon the exercise of the option. The option grants the holder certain registration rights with respect the shares which may be acquired upon exercise of options. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


    In August 1994, in recognition of extraordinary efforts the Company granted to four individuals warrants to purchase an aggregate of 175,500 shares of Common Stock at $1 per share and to three individuals warrants to purchase an aggregate of 145,000 shares of Common Stock at $.05 per share; and in consideration of services performed, the Company granted to one individual 15,000 shares of Common Stock valued at $.25 per share. All warrants expire July 31, 1999. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


    In January 1995, in exchange for the extension of the term of certain loans the Company granted to three individuals warrant to purchase an aggregate of 150,000 shares of common Stock at a price of $1 per share. Such warrants expire on January 8, 2000. Pursuant to the Company's Stock Bonus Program, in recognition of achieving Company sales goals, the Company awarded 11 individuals an aggregate of 44,000 shares of Common Stock. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


    In April 1995, the Company made loans, evidenced by promissory notes, to three officers of the Company, Andrew J. Young, David H. Cote and Matthew Hornbeck. Each loan was in the principal amount of $62,500 and was for a ten-year term bearing interest at the annual rate of 7.53%, with principal and interest due at maturity. The proceeds were used by each of the officers
to purchase 250,000 shares of Common Stock.   Each loan is secured by a
pledge of 250,000 shares of Common Stock of the Company. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

    In May 1995, the Company made a loan of $3,750, evidenced by a promissory note, to Genene G. Miller, the wife of David H. Cote. The proceeds were used by Ms. Miller to purchase 75,000 shares of Common Stock. The note bears interest at the annual rate of 7.53%, with the principal and accrued interest due on May 31, 2005. The loan is secured by the 75,000 shares of Common Stock. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


    Between May 1995 and August 1995, in recognition of extraordinary efforts the Company granted to three individuals warrants to purchase an aggregate of 90,000 shares of Common Stock at $1 per share and to one firm warrants to purchase 40,000 shares of Common Stock at $.05 per share. All warrants expire May 5, 2001. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


    In September 1995, in recognition of extraordinary efforts the Company granted to five individuals warrants to purchase an aggregate of 245,000 shares of Common Stock at $.50 per share. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

    In September 1995, in exchange for services performed in arranging a proposed financing for the Company, it granted to an individual 50,000 shares of Common Stock. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


    In September 1995, in recognition of valuable services performed for the Company, it granted to an employee options to purchase 75,000 shares of Common Stock at a purchase price of $.50 per share. The options expire if unexercised five years from the date of grant. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

    In December 1995, the Company issued options to three officers to purchase an aggregate of 90,000 shares of Common Stock at $3.00 per share. The options expire if unexercised five years from the date of grant. The options expire if unexercised five years from the date of grant. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

    In December 1995, the Company made loans, evidenced by promissory notes to three officers of the Company, Andrew J. Young, David H. Cote and Matthew Hornbeck, in the principal amount of $120,000, $60,000 and $90,000, respectively. The loans are for a ten-year term, bearing interest at the annual rate of 7.53%, with principal and interest due at maturity.. The proceeds were used by each of the officers to purchase 40,000 shares, 20,000 shares and 30,000 shares, respectively, of Common Stock at a purchase price of $3.00 per share. At the time of the transaction, the fair market value of the Common Stock was $1 per share or less. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

    In December 1995 and early 1996, the Company sold 92 units, with each unit consisting of one $20,000 note, 5,000 shares of common stock and 5,000 warrants granted at an exercise price of $1, for a purchase price of $25,000 per unit. The units were sold in a private placement to the 25 persons listed in the Prospectus as Selling Shareholders. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired. The units were sold principally by Sharpe Capital, Inc. as selling agent for the Company. In conjunction with the private placement, 425,000 warrants purchase common stock at an exercise price of $1 per share were earned by the selling agents.


     In January 1996, the Company issued warrants to purchase 6,540 shares of Common Stock to a new employee of the Company in partial consideration for the employment of the employee. The warrants expire in five years and have an exercise price of $0.96 per share. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

     In March 1996, the Company issued warrants to purchase 30,000 shares of Common Stock to a new employee of the Company in partial consideration for the employment of the employee. The warrants expire in five years and have an exercise price of $1.00 per share. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


    In April 1996, in recognition of valuable services rendered to the Company, it granted to an individual warrants to purchase 60,000 shares of Common Stock at a purchase price of $1.00 per share. The warrants expire if unexercised five years from the date of grant. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.


     In May 1996, the Company issued warrants to purchase 50,000 shares of Common Stock to a new consultant of the Company in partial consideration for the employment of the consultant. The warrants expire in five years and have an exercise price of $1.00 per share. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D under the Securities Act as a non-public sale of securities due to the absence of a general solicitation, the general nature and circumstances of the sale, including the qualifications of the purchasers, and the restrictions on resales of the securities acquired.

ITEM 27.  EXHIBITS.


                                                             SEQUENTIALLY
                                                               NUMBERED
                                                            PAGES UPON WHICH
   EXHIBIT    DESCRIPTION                                   EXHIBIT APPEARS
   -------     -----------                                   ---------------

  1.   Form of Underwriting Agreement

  3.1 Amended and Restated Articles of Incorporation of the Registrant

  3.2  Bylaws of the Registrant

  5.1  Opinion of Swanson & Meepos, LLP*

  10.1 Employment agreement with Andrew J. Young.

  10.2 Employment agreement with David H. Cote.

  10.3 Employment agreement with Matthew Hornbeck.

  11.1 Computation of Weighted Average Common Stock Outstanding.

  21   Subsidiaries of Registrant:     None

  23.1 Consent of BDO Seidman, LLP.

  23.2 Consent of Swanson & Meepos, LLP (included in opinion filed as Exhibit 5.1).*

  24.1 Powers of attorney (included on page II-3 hereof).

  27.  Financial data schedule.

  ------------------
  *  To be filed by amendment.

ITEM 28.  UNDERTAKINGS.

    The Registrant hereby undertakes:

         (a) To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

         (b) That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c) That for determining any liability under the Act, the Registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Act as part of this registration statement as of the time the Securities ad Exchange Commission declared it effective.

         (d) That for determining any liability under the Act, each post-effective amendment that contains a form of prospectus will be treated as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time will be treated as the initial bona fide offering of those securities.

                                      SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment No. 1 to Registration Statement No. 333-11713 to be signed on its behalf by the undersigned, in the city of Redlands, state of California, on November 29, 1996.

                                                 YOUNG MINDS, INC.



                                                 By  ANDREW J. YOUNG
                                                     _______________________
                                                     Andrew J. Young,
                                                     Chairman of the Board



    In accordance with the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement No. 333-11713 was signed by the following persons in the capacities and on the dates indicated.



SIGNATURE           TITLE                                DATE
---------           -----                                ----


ANDREW YOUNG        Chairman of the Board and Director   November 29, 1996
----------------    (Principal Financial Officer and
(Andrew Young)      Principal Accounting Officer)




DAVID H. COTE       Chief Executive Officer, President   November 29, 1996
----------------    and Director
(David H. Cote)


GERALD QUEALY       Director                             November 29, 1996
----------------
(Gerald Quealy)